Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2022 AND 2021

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-142

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on November 11, 2022

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2022 and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the consolidated financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 11, 2022

Notice to Readers

This report is effective as of November 11, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2022 AND 2021

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	September 30, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	9,276,913	7,565,818
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	30,318,445	13,497,234
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	34,635,989	39,119,789
Securities at amortized cost (Notes 4, 9, and 11)	25,137,354	17,086,274
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	393,304,537	361,932,872
Investments in joint ventures and associates (Note 12)	1,338,107	1,335,167
Investment properties (Note 13)	391,979	389,495
Premises and equipment (Notes 14)	3,156,318	3,174,720
Intangible assets (Note 15)	875,629	785,386
Assets held for sale (Note 16)	17,781	26,327
Net defined benefit asset (Note 22)	195,634	21,346
Current tax assets	40,494	22,598
Deferred tax assets	176,266	31,131
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	131,025	106,764
Other assets (Notes 17 and 39)	3,072,463	2,088,950

Total assets	502,068,934	447,183,871

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	21,432,954	4,873,458
Deposits due to customers (Notes 4, 11, 19 and 39)	332,347,105	317,899,871
Borrowings (Notes 4, 11 and 20)	33,400,405	24,755,459
Debentures (Notes 4, 11 and 20)	48,848,451	44,653,864
Provisions (Notes 21, 38 and 39)	534,049	576,134
Net defined benefit liability (Note 22)	43,425	47,986
Current tax liabilities	669,111	584,491
Deferred tax liabilities	22,593	186,946
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	208,641	27,584
Other financial liabilities (Notes 4, 11, 23 and 39)	32,735,783	24,171,030
Other liabilities (Notes 23 and 39)	698,003	556,853

Total liabilities	470,940,520	418,333,676

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,640,303
Hybrid securities	2,892,989	2,294,381
Capital surplus	682,385	682,385
Other equity	(2,261,388)	(2,167,614)
Retained earnings	23,298,284	21,392,564

	28,252,573	25,842,019

Non-controlling interests	2,875,841	3,008,176

Total equity	31,128,414	28,850,195

Total liabilities and equity	502,068,934	447,183,871

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Interest income	3,824,901	10,038,316	2,482,980	7,193,451
Financial assets at FVTPL	30,153	67,888	10,866	33,286
Financial assets at FVTOCI	160,952	452,534	90,588	266,195
Financial assets at amortized cost	3,633,796	9,517,894	2,381,526	6,893,970
Interest expense	(1,580,575)	(3,690,668)	(716,728)	(2,104,580)

Net interest income (Notes 11, 28 and 39)	2,244,326	6,347,648	1,766,252	5,088,871
Fees and commissions income	624,524	1,836,127	546,115	1,612,031
Fees and commissions expense	(200,004)	(565,223)	(169,793)	(506,255)

Net fees and commissions income (Notes 11, 29 and 39)	424,520	1,270,904	376,322	1,105,776
Dividend income (Notes 11, 30 and 39)	44,313	123,235	132,199	262,937
Net gain(loss) on financial instruments at FVTPL (Notes 11, 31 and 39)	328,551	669,978	101,797	238,204
Net gain(loss) on financial assets at FVTOCI (Notes 11 and 32)	(7,196)	(8,846)	771	45,830
Net gain(loss) arising on financial assets at amortized cost (Note 11)	7,391	74,349	59,075	97,755
Impairment losses due to credit loss (Notes 33 and 39)	(125,171)	(622,034)	(107,085)	(311,661)
General and administrative expense (Notes 34 and 39)	(979,723)	(2,936,825)	(937,348)	(2,792,841)
Other net operating expense (Notes 11, 24, 34 and 39)	(666,459)	(1,215,744)	(300,215)	(659,263)

Operating income	1,270,552	3,702,665	1,091,768	3,075,608
Share of gain(loss) of joint ventures and associates (Note 12)	32,099	39,384	20,541	46,782
Other non-operating income(expense)	(14,443)	14,070	22,673	30,340

Non-operating income(expense) (Note 35)	17,656	53,454	43,214	77,122
Net income before income tax expense	1,288,208	3,756,119	1,134,982	3,152,730
Income tax expense (Note 36)	(354,823)	(963,430)	(310,586)	(791,083)
Net income	933,385	2,792,689	824,396	2,361,647

Net gain(loss) on valuation of equity securities at FVTOCI	(13,194)	(55,728)	(72,200)	99,901
Changes in capital due to equity method	(807)	(2,276)	(2,256)	(2,279)
Remeasurement loss related to defined benefit plan	89,047	217,933	22,898	36,502

Items that will not be reclassified to profit or loss	75,046	159,929	(51,558)	134,124

Net gain(loss) on valuation of debt securities at FVTOCI	(138,299)	(660,007)	(36,389)	(162,742)
Changes in capital due to equity method	1,296	4,478	2,958	4,857
Net gain(loss) on foreign currency translation of foreign operations	320,466	571,381	149,097	235,358
Net gain(loss) on valuation of hedges of net investments in foreign operations	(81,632)	(125,603)	—	—
Net gain(loss) on valuation of cash flow hedge	(5,967)	(3,043)	1,442	5,488

Items that may be reclassified to profit or loss	95,864	(212,794)	117,108	82,961
Other comprehensive income(loss), net of tax	170,910	(52,865)	65,550	217,085
Total comprehensive income	1,104,295	2,739,824	889,946	2,578,732

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED) (CONTINUED)

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Net income attributable to:	933,385	2,792,689	824,396	2,361,647
Net income attributable to owners	899,811	2,661,745	778,238	2,197,936
Net income attributable to non-controlling interests	33,574	130,944	46,158	163,711
Total comprehensive income attributable to:	1,104,295	2,739,824	889,946	2,578,732
Comprehensive income attributable to owners	1,058,669	2,591,033	833,863	2,403,294
Comprehensive income attributable to non-controlling interests	45,626	148,791	56,083	175,438
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,206	3,570	1,049	2,971

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,197,936	2,197,936	163,711	2,361,647
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(62,912)	—	(62,912)	71	(62,841)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(1,354)	1,354	—	—	—
Changes in capital due to equity method	—	—	—	3,484	(906)	2,578	—	2,578
Gain on foreign currency translation of foreign operations	—	—	—	223,881	—	223,881	11,477	235,358
Gain on valuation of cash flow hedge	—	—	—	5,319	—	5,319	169	5,488
Capital related to non-current assets held for sale	—	—	—	(901)	901	—	—	—
Remeasurement gain(loss) related to defined benefit plan	—	—	—	36,492	—	36,492	10	36,502
Transactions with owners and others
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,382)	(377,739)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	199,452	—	—	—	199,452	—	199,452
Dividends to hybrid securities	—	—	—	—	(48,900)	(48,900)	(100,158)	(149,058)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	7,703	32,730	(31,252)	9,181	(9,062)	119
Others	—	—	11,695	22,988	—	34,683	(180,337)	(145,654)

September 30, 2021 (Unaudited)	3,640,303	2,094,818	680,706	(2,118,929)	21,019,041	25,315,939	2,998,832	28,314,771

January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	2,661,745	2,661,745	130,944	2,792,689
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(715,038)	—	(715,038)	(697)	(715,735)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	10,343	(10,343)	—	—	—
Changes in capital due to equity method	—	—	—	2,202	—	2,202	—	2,202
Gain on foreign currency translation of foreign operations	—	—	—	552,842	—	552,842	18,539	571,381
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(125,603)	—	(125,603)	—	(125,603)
Loss on valuation of cash flow hedge	—	—	—	(3,043)	—	(3,043)	—	(3,043)
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement gain(loss) related to defined benefit plan	—	—	—	217,928	—	217,928	5	217,933
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(654,996)	(654,996)	(9,940)	(664,936)
Issuance of hybrid securities	—	598,608	—	—	—	598,608	349,215	947,823
Dividends to hybrid securities	—	—	—	—	(63,600)	(63,600)	(77,290)	(140,890)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	16,454	16,454

September 30, 2022 (Unaudited)	3,640,303	2,892,989	682,385	(2,261,388)	23,298,284	28,252,573	2,875,841	31,128,414

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

	For the nine-month periods ended September 30
	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,792,689	2,361,647
Adjustments to net income:
Income tax expense	963,430	791,083
Interest income	(10,038,316)	(7,193,451)
Interest expense	3,690,668	2,104,580
Dividend income	(123,235)	(262,937)

	(5,507,453)	(4,560,725)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	948,602	46,876
Loss on financial assets at FVTOCI	10,979	1,281
Impairment loss due to credit loss	622,034	311,661
Loss on other provisions	8,169	76,101
Retirement benefit	123,656	133,055
Depreciation and amortization	682,343	583,994
Net loss on foreign currency translation (transaction)	652,330	93,795
Loss on derivatives (designated for hedge)	280,649	61,601
Loss on fair value hedge	—	1,947
Loss on valuation and impairment loss of investments in joint ventures and associates	31,594	10,767
Loss on disposal of investments in joint ventures and associates	116	110
Loss on disposal of premises and equipment, intangible assets and other assets	2,222	2,933
Impairment loss on premises and equipment, intangible assets and other assets	390	641
Other loss	62,196	—

	3,425,280	1,324,762

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	2,133	47,111
Gain on other provisions	56,036	700
Gain on derivatives (designated for hedge)	157,349	61,060
Gain on fair value hedge	300,335	72,926
Gain on valuation of investments in joint ventures and associates	70,978	57,549
Gain on disposal of investments in joint ventures and associates	599	70,644
Gain on disposal of premises and equipment, intangible assets and other assets	41,986	46,322
Reversal of impairment loss on premises and equipment, intangible assets and other assets	136	92
Other income	15,881	27,560

	645,433	383,964

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,568,492)	335,653
Loans and other financial assets at amortized cost	(23,823,842)	(30,993,726)
Other assets	(1,101,150)	(854,651)
Deposits due to customers	7,917,524	17,717,378
Provisions	(21,030)	(18,087)
Net defined benefit liability	(3,543)	(63,224)
Other financial liabilities	6,855,504	9,002,391
Other liabilities	55,140	57,070

	(11,689,889)	(4,817,196)

Interest income received	9,769,052	7,059,836
Interest expense paid	(3,079,686)	(2,252,858)
Dividends received	123,459	241,698
Income tax paid	(962,334)	(543,381)

Net cash outflow from operating activities	(5,774,315)	(1,570,181)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021 (UNAUDITED) (CONTINUED)

	For the nine-month periods ended September 30
	2022	2021

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	8,586,050	7,004,991
Disposal of financial assets at FVTOCI	16,088,356	17,653,915
Redemption of securities at amortized cost	4,501,366	3,798,270
Disposal of investments in joint ventures and associates	181,505	152,802
Disposal of investment properties	2,021	—
Disposal of premises and equipment	44,842	2,804
Disposal of intangible assets	1,119	354
Disposal of assets held for sale	35,937	84,979
Net decrease of other assets	61,816	65,273

	29,503,012	28,763,388

Cash out-flows from investing activities:
Net cash flow from business combinations	124,816	—
Acquisition of financial instruments at FVTPL	8,150,654	9,323,090
Acquisition of financial assets at FVTOCI	11,699,156	20,220,223
Acquisition of securities at amortized cost	12,245,256	3,486,036
Acquisition of investments in joint ventures and associates	137,427	231,191
Acquisition of premises and equipment	112,182	81,299
Acquisition of intangible assets	121,721	102,223

	32,591,212	33,444,062

Net cash outflow from investing activities	(3,088,200)	(4,680,674)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in derivatives designated for hedging purpose	29,642	—
Net increase in borrowings	5,946,856	2,847,174
Issuance of debentures	21,583,145	23,228,492
Net increase of other liabilities	638	3,364
Issuance of hybrid securities	947,823	199,452
Capital increase of non-controlling interests	—	1,623
Net increase in non-controlling interests liabilities	1,017	8,416

	28,509,121	26,288,521

Cash out-flows from financing activities:
Net decrease in derivatives designated for hedging purpose	—	172
Redemption of debentures	18,137,928	18,588,699
Redemption of lease liabilities	139,527	133,302
Issuance cost of new stocks	—	140
Acquisition of treasury stocks	—	3,757
Dividends paid	654,996	368,357
Redemption of hybrid securities	643,000	587,650
Dividends paid to hybrid securities	140,890	149,058
Dividends paid to non-controlling interest	9,940	9,382
Changes in non-controlling interests	—	81,410

	19,726,281	19,921,927

Net cash inflow from financing activities	8,782,840	6,366,594

Effects of exchange rate changes on cash and cash equivalents	1,790,770	969,357
Net increase in cash and cash equivalents	1,711,095	1,085,096
Cash and cash equivalents, beginning of the period	7,565,818	9,990,983

Cash and cash equivalents, end of the period (Note 6)	9,276,913	11,076,079

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND 2021 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of September 30, 2022. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Group acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter referred to the “Group”) as of September 30, 2022 and December 31, 2021 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	September 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	September 30
Woori Savings Bank (*7)	Mutual saving bank	100.0	100.0	Korea	September 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	September 30
Woori Financial F&I Co., Ltd.	Finance	100.0	—	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Held by Woori Bank
Woori America Bank (*1)	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank (*10)	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk (*1)	Finance	84.2	84.2	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
Woori Bank (Cambodia) PLC (*9)	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe (*1)	Finance	100.0	100.0	Germany	September 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Deogi Dream Fourth Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Tiger Eyes 2nd Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HJ 3rd Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
Woori K 2nd Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Quantum Jump the 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HC 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
Wivi Synergy 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	September 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HO 1th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	0.0	—	Korea	September 30
Woori HP the 1st co., ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
G5 Pro Short-term Bond Investment Fund 13 (*3)(*5)	Securities investment and others	—	100.0	Korea	-
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	September 30
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	September 30
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.2	98.1	Korea	September 30
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.7	99.8	Korea	September 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.1	97.1	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	96.0	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	September 30
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	99.9	99.9	Belgium	September 30
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
PT Woori Finance Indonesia Tbk.	Finance	82.0	—	Indonesia	September 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	—	0.5	Korea	-
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	September 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd.
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	—	1.0	Korea	-
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	September 30
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	October 7 (*12)
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
One Punch Korea the 1st Co., Ltd. (*2)(*5).	Asset securitization	—	0.0	Korea	-
One Punch blue the 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	-
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	88.1	93.6	Korea	September 30
Woori Together TDF 2025 (*3)(*5)	Securities investment and others	—	34.1	Korea	-
Woori Together TDF 2030 (*3)(*5)	Securities investment and others	—	32.3	Korea	-
Woori Together TDF 2035 (*3)	Securities investment and others	58.9	56.0	Korea	September 30
Woori Together TDF 2040 (*3)	Securities investment and others	58.8	55.7	Korea	September 30
Woori Together TDF 2045 (*3)	Securities investment and others	69.9	65.2	Korea	September 30
Woori Together TDF 2050 (*3)	Securities investment and others	67.4	63.6	Korea	September 30
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	42.5	44.8	Korea	September 30
Woori BIG2 Plus Securities Investment Trust (Balanced Bond) (*3)(*5)	Securities investment and others	—	40.8	Korea	-
Woori Franklin Technology Master Fund (USD) (*3)(*11)	Securities investment and others	83.4	—	Korea	September 30
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	71.4	—	Korea	September 30
Woori Together OCIO Target Return Master fund (*3)(*11)	Securities investment and others	100.0	—	Korea	September 30
Woori Together OCIO Target Return Feeder fund (*3)	Securities investment and others	86.1	—	Korea	September 30
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	66.7	—	Korea	September 30
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	37.9	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	September 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	70.0	—	Korea	September 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)(*5)	Securities investment and others	—	100.0	Korea	-

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	September 30
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	September 30
Woori G Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	—	Korea	September 30
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	—	Korea	September 30
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	—	Korea	September 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd. (*6)					September 30
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	September 30
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	—	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2022	December 31, 2021
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	July 31(*8)
Held by WooriG Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	—	Korea	September 30

(*1)	Additional investment occurred during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2022.
(*6)

Given that the investee has been invested or operated by two or more of subsidiaries of the Group, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*7)	During March 2021, the Company acquired a 100% equity of Woori Financial Savings Bank from the Company’s subsidiary Woori Financial Capital Co., Ltd.
(*8)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*9)	During the previous year, WB Finance Co., a subsidiary, changed its name to Woori Bank (Cambodia) PLC.
(*10)

The Russia – Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of September 30, 2022, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future.

However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.
(*11)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*12)	Financial statements in liquidation as of October 7 were used due to liquidation during the current period.

(3)	The Group has not consolidated the following entities as of September 30, 2022 and December 31, 2021 despite having more than 50% ownership interest:

	As of September 30, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*)	Korea	Securities Investment	51.0
Consus GyeongJuGreen Specialized Private Special Asset Investment Trust 1 (*)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*)	Korea	Securities Investment	55.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1) (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1) (*2)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1) (*2)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1) (*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1) (*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1) (*2)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1) (*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*1) (*2)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1) (*2)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*1) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1) (*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*2)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the amendment to the Capital Market Act, a specialized investment type private equity fund has been changed to a general private equity fund during the prior period.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared based on their consolidated financial statements (Unit: Korean Won in millions):

	As of September 30, 2022		For the nine-month period ended September 30, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	465,056,362	439,614,725	40,280,392	2,373,541	2,281,137
Woori Card Co., Ltd.	16,438,040	14,007,201	1,513,640	179,150	198,569
Woori Financial Capital Co., Ltd.	12,842,279	11,320,364	975,262	167,328	167,915
Woori Investment Bank Co., Ltd.	5,411,300	4,760,661	292,680	68,278	68,236
Woori Asset Trust Co., Ltd.	301,157	78,407	102,257	55,565	55,541
Woori Savings Bank	1,713,823	1,483,628	79,512	11,378	11,378
Woori Asset Management Corp.	141,211	19,677	26,354	(96)	26
Woori Financial F&I Co., Ltd.	275,583	75,956	4,547	(86)	(86)
Woori Credit Information Co., Ltd.	42,342	9,801	28,163	802	1,032
Woori Fund Service Co., Ltd.	23,747	2,222	12,297	3,039	3,039
Woori Private Equity Asset Management Co., Ltd.	93,277	3,423	4,971	1,965	1,964
Woori Global Asset Management Co., Ltd.	35,842	8,128	9,896	28	28
Woori FIS Co., Ltd.	106,205	59,524	211,485	(9,270)	768
Woori Finance Research Institute Co., Ltd.	5,344	2,040	4,828	(297)	(303)

	As of December 31, 2021		For the nine-month period ended September 30, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	415,976,627	391,315,108	19,703,102	1,986,718	2,191,520
Woori Card Co., Ltd.	14,116,832	11,858,065	1,157,398	174,617	180,223
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	658,701	128,672	130,242
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	232,260	66,488	66,455
Woori Asset Trust Co., Ltd.	254,773	86,418	67,406	32,670	32,649
Woori Asset Management Corp.	151,651	30,144	23,480	6,456	6,509
Woori Savings Bank	1,444,508	1,222,888	57,512	13,845	13,443
Woori Credit Information Co., Ltd.	40,510	8,532	27,677	984	981
Woori Fund Service Co., Ltd.	22,168	2,582	11,431	2,532	2,532
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	3,091	2,794	2,734
Woori Global Asset Management Co., Ltd.	35,265	7,579	9,114	(151)	(151)
Woori FIS Co., Ltd.	105,138	59,225	192,558	(10,066)	(10,242)
Woori Finance Research Institute Co., Ltd.	5,864	2,257	5,115	15	4

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2022 and December 31, 2021, the Group provides 2,430,529 million Won and 2,480,131 million Won of credit facilities, respectively, for the structured entities mentioned above. As of September 30, 2022 and December 31, 2021, the purchase commitment amounts to 2,790,708 million Won and 2,263,387 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicles, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investments or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF (Money Market Funds) as of September 30, 2022 and December 31, 2021 are 82,701 million Won and 853,140 million Won, respectively, and there are no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings.

	September 30, 2022
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	10,506,719	82,074,758	120,676,471	1,303,450
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,031,322	5,357,138	4,661,277	38,423
Financial assets at FVTPL	170,430	33,433	4,027,404	10,657
Financial assets at FVTOCI	2,699,599	45,920	—	—
Financial assets at amortized cost	2,161,293	5,277,364	31,095	27,766
Investments in joint ventures and associates	—	—	592,851	—
Derivative assets	—	421	9,927	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,705	9,555	—	5,339
Derivative liabilities	1,021	7,451	—	—
Other liabilities(provisions)	684	2,104	—	5,339
The maximum exposure to risks	5,269,427	6,534,896	8,422,739	93,268
Investment assets	5,031,322	5,357,138	4,661,277	38,423
Purchase commitment	—	—	3,755,846	—
Credit facilities and others	238,105	1,177,758	5,616	54,845
Loss (reversal) recognized on unconsolidated structured entities	80	26,079	119,979	(1,877)

	December 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities(provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,748,977	7,234,303	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Purchase commitment	—	20,000	3,013,231	—
Credit facilities and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

(7)

As of September 30, 2022 and December 31, 2021, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests that are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2022	December 31, 2021
Woori Bank (*)	2,344,816	2,555,166
Woori Investment Bank Co., Ltd.	273,151	251,879
Woori Asset Trust Co., Ltd.	77,184	60,726
Woori Asset Management Corp	33,743	33,768
PT Bank Woori Saudara Indonesia 1906 Tbk	108,631	87,741
Wealth Development Bank	22,729	20,835
PT Woori Finance Indonesia Tbk.	17,529	—

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the nine-month periods ended September 30
	2022	2021
Woori Bank (*)	77,290	100,158
Woori Financial Capital Co., Ltd.	—	17,948
Woori Investment Bank Co., Ltd.	28,507	27,709
Woori Asset Trust Co., Ltd.	16,830	9,326
Woori Asset Management Corp	(58)	1,892
PT Bank Woori Saudara Indonesia 1906 Tbk	7,550	5,990
Wealth Development Bank	703	661
PT Woori Finance Indonesia Tbk.	95	—

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the nine-month periods ended September 30
	2022	2021
Woori Bank (*)	77,290	100,158
Woori Financial Capital Co., Ltd.	—	4,121
Woori Investment Bank Co., Ltd.	(7,219)	3,610
Woori Asset Trust Co., Ltd	(365)	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,330	1,262

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2021 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2022, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities in business combination which qualify for recognition to revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

•	K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’ – Subsidiaries that are first-time adopters

•	K-IFRS 1109 ‘Financial Instrument’s – Fees related to the 10% test for derecognition of financial liabilities

•	K-IFRS 1041 ‘Agriculture’ – Measuring fair value

(2)	The details of K-IFRSs that have been issued and published since January 1, 2022 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements. The impact of the amendments on the financial statements is under review.

2)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of ‘Accounting Policy’

The Group has to define and disclose material accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The impact of the amendments on the financial statements is under review.

3)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are reasonably believed to occur. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

The Group judged that the credit risk of loans affected by the deferral of repayment has increased significantly and assessed the possibility of default as high. The Group will continue to evaluate the adequacy of future prospect information related to the duration of the impact of COVID-19 on the economy and government policies.

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows (Unit: Korean Won in millions):

		September 30, 2022	December 31, 2021
Total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment.	Corporate	2,207,206	2,428,496
	Retail	234,148	167,146

	Total	2,441,354	2,595,642

Total loans changed its stage from 12-month to lifetime(Stage 2) expected credit losses.	Corporate	1,949,028	2,125,492
	Retail	183,497	134,920

	Total	2,132,525	2,260,412

The expected credit loss allowances that are additionally recognized.	Corporate	259,476	275,057
	Retail	12,945	9,657

	Total	272,421	284,714

In addition, as of September 30, 2022, the Group applied the overlay when forecasting future economic conditions in consideration of the potential for insolvency due to increase in market interest rate and the increase in economic uncertainty due to the accelerated spread of COVID-19.

As of September 30, 2022 and December 31, 2021 the monetary effect of the provision for expected credit loss due to the application of the forecast of future economic conditions overlay is as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Corporate	184,134	48,583
Retail	19,619	6,237

Total	203,753	54,820

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of September 30, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 6,683 million Won, and the cumulative expected credit loss allowance have increased for 176 million Won.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of September 30, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 59,214 million Won and cumulative expected credit loss allowance have increased for 12,067 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, except for the estimation method used to determine income tax expense, are identical to ones used in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk by using financial and physical collateral, guarantees, netting agreements and credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in each applicable collateral for each method which are qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

At the end of each reporting period, the Group assesses whether credit risk reflecting forward-looking information has been increased significantly since the date of initial recognition. The Group uses credit rating, asset quality, early warning system, number of overdue days, etc. to determine whether the credit risk has been increased significantly. The same criteria are used when assessing significant increase in credit risk for financial assets with a change in contractual cash flows.

The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than or equal to 30 days past due	More than or equal to 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step

Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditures increase/decrease rate	Negative(-) Correlation
Consumer price index change rate	Negative(-) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts

a)	Probability weight

As of September 30, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04

b)	Economic forecast of each major economic variables by scenario (forecast period: 2022)

As of September 30, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures increase/decrease rate	3.60	4.01	2.85
Consumer price index change rate	2.00	2.10	1.82

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

			September 30, 2022	December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(58,243)	(68,140)
		Decrease by 1% point	63,659	74,495
	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(34,775)	(40,654)
		Decrease by 1% point	36,770	43,028
Retail	GDP growth rate	Increase by 1% point	(7,079)	(8,798)
		Decrease by 1% point	7,378	9,163
	Consumer price index change rate	Increase by 1% point	(23,720)	(29,469)
		Decrease by 1% point	27,674	34,352

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of September 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		September 30, 2022	December 31, 2021
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	23,766,682	14,934,813
	Banks	29,222,103	24,733,020
	Corporates	150,151,011	131,027,256
	Consumers	190,164,741	191,237,783

	Sub-total	393,304,537	361,932,872

Financial assets at FVTPL (*2)	Deposit	38,356	65,072
	Debt securities	3,917,106	2,743,239
	Loans	850,529	667,467
	Derivative assets	20,354,284	4,803,131
	Others	1,499	1,518

	Sub-total	25,161,774	8,280,427

Financial assets at FVTOCI	Debt securities	33,694,537	38,126,977
	Loans	52,192	—

	Sub-total	33,746,729	38,126,977

Securities at amortized cost	Debt securities	25,137,354	17,086,274
Derivative assets	Derivative assets (Designated for hedging)	131,025	106,764
Off-balance accounts	Guarantees (*3)	13,917,069	12,987,809
	Loan commitments	120,893,557	114,414,462

	Sub-total	134,810,626	127,402,271

	Total	612,292,045	552,935,585

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of September 30, 2022 and December 31, 2021, the financial guarantee amounts of 4,090,433 million Won and 3,960,383 million Won are included, respectively.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	363,447,557	6,206,460	5,474,803	204,258	891,037	17,080,422	393,304,537
Securities at amortized cost	23,928,792	382,596	484,198	17,362	—	324,406	25,137,354
Financial assets at FVTPL	16,674,539	5,584	4,343,710	734,300	450,948	2,952,693	25,161,774
Financial assets at FVTOCI	28,633,848	911,597	2,679,222	1,880	45,816	1,474,366	33,746,729
Derivative assets (Designated for hedging)	131,025	—	—	—	—	—	131,025
Off-balance accounts	130,732,494	1,131,682	424,584	29,808	20,191	2,471,867	134,810,626

Total	563,548,255	8,637,919	13,406,517	987,608	1,407,992	24,303,754	612,292,045

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,674,446	5,620,622	3,742,331	212,821	811,030	12,871,622	361,932,872
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	519,239,825	7,524,621	7,142,157	440,740	927,940	17,660,302	552,935,585

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2022 and December 31, 2021 (Unit: Korean Won in millions):

	September 30, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	79,072,870	42,824,035	60,459,679	5,508,410	185,427,947	20,011,596	393,304,537
Securities at amortized cost	369,084	—	12,825,777	220,055	—	11,722,438	25,137,354
Financial assets at FVTPL	444,839	567,939	21,157,181	34,963	—	2,956,852	25,161,774
Financial assets at FVTOCI	466,977	264,657	23,229,194	83,391	—	9,702,510	33,746,729
Derivative assets (Designated for hedging)	—	—	131,025	—	—	—	131,025
Off-balance accounts	20,383,821	23,332,699	12,230,558	3,869,132	68,877,260	6,117,156	134,810,626

Total	100,737,591	66,989,330	130,033,414	9,715,951	254,305,207	50,510,552	612,292,045

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	45,540,602	4,303,491	185,972,844	20,541,133	361,932,872
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,280,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271

Total	87,432,223	57,079,589	100,537,319	8,627,849	253,941,506	45,317,099	552,935,585

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of September 30, 2022 and December 31, 2021 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			September 30, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,234,485	1	7,161
		General wholesale business	1,867,113	2,662	—
		Sub-total	3,101,598	2,663	7,161
	Accommodation business		1,454,382	—	27,365
	Travel business		47,573	—	—
	Art/sports, leisure service		1,783,617	408	—
	Food business		1,499,099	151	—
	Transportation business		440,465	—	—
	Education business		423,485	—	—
	Others		1,547,428	197	—
	Sub-total		10,297,647	3,419	34,526
Manufacturing	Textile		2,684,529	1,450	10,103
	Metal		1,770,957	3,553	—
	Non-metal		797,521	96	8,615
	Chemical		4,231,460	177	—
	Electronics		1,050,411	1,278	—
	Others		3,813,431	7,651	12,975
	Sub-total		14,348,309	14,205	31,693

	Total		24,645,956	17,624	66,219

			September 30, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	773,350	2,014,997
		General wholesale business	545,268	2,415,043
		Sub-total	1,318,618	4,430,040
	Accommodation business		188,307	1,670,054
	Travel business		14,828	62,401
	Art/sports, leisure service		116,128	1,900,153
	Food business		197,881	1,697,131
	Transportation business		248,768	689,233
	Education business		45,865	469,350
	Others		340,681	1,888,306
	Sub-total		2,471,076	12,806,668
Manufacturing	Textile		1,056,270	3,752,352
	Metal		1,504,518	3,279,028
	Non-metal		447,290	1,253,522
	Chemical		4,535,459	8,767,096
	Electronics		2,000,466	3,052,155
	Others		2,607,955	6,442,012
	Sub-total		12,151,958	26,546,165

	Total		14,623,034	39,352,833

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—

		Sub-total	1,564,743	495	—

	Accommodation business		1,441,185	625	23,840
	Travel business		53,302	—	—
	Art/sports, leisure service		600,746	503	—
	Food business		1,279,128	216	—
	Transportation business		404,120	77	—
	Others		1,050,229	599	—

	Sub-total		6,393,453	2,515	23,840

Manufacturing	Textile		2,626,493	724	10,718
	Metal		199,877	10	—
	Non-metal		148,471	24	—
	Chemical		904,563	1,994	—
	Electronics		103,510	31	—
	Others		191,865	—	—

	Sub-total		4,174,779	2,783	10,718

	Total		10,568,232	5,298	34,558

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792

		Sub-total	536,742	2,101,980

	Accommodation business		181,563	1,647,213
	Travel business		12,455	65,757
	Art/sports, leisure service		63,660	664,909
	Food business		179,799	1,459,143
	Transportation business		167,883	572,080
	Others		191,837	1,242,665

	Sub-total		1,333,939	7,753,747

Manufacturing	Textile		1,012,989	3,650,924
	Metal		9,704	209,591
	Non-metal		48,171	196,666
	Chemical		689,895	1,596,452
	Electronics		33,389	136,930
	Others		87,587	279,452

	Sub-total		1,881,735	6,070,015

	Total		3,215,674	13,823,762

< Woori Card Co., Ltd. >

	September 30, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	5,542	—	—	15,105	20,647
Travel business	7,644	—	—	16,527	24,171
Aviation	1,654	—	—	3,262	4,916
Cosmetics industry	12,118	—	—	10,089	22,207
Distribution business	29,790	—	—	46,711	76,501
Food industry	135,523	—	—	112,416	247,939
Art/sports, leisure service	26,440	—	—	44,275	70,715

Total	218,711	—	—	248,385	467,096

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341	—	—	11,472	13,813
Travel business	3,334	—	—	20,056	23,390
Aviation	983	—	—	4,025	5,008
Cosmetics industry	3,187	—	—	10,692	13,879
Distribution business	7,582	—	—	38,741	46,323
Food industry	30,267	—	—	122,793	153,060
Art/sports, leisure service	8,336	—	—	44,286	52,622

Total	56,030	—	—	252,065	308,095

<Woori Financial Capital Co., Ltd.>

			September 30, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	225,276	—	—
		General wholesale business	847,467	—	—
		Sub-total	1,072,743	—	—
	Accommodation business		21,237	—	—
	Travel business		165	—	—
	Art/sports, leisure service		24,726	—	—
	Food business		361,973	—	—
	Transportation business		1,733,451	—	—
	Education business		64,010	—	—
	Others		297,467	—	—
	Sub-total		3,575,772	—	—
Manufacturing	Textile		2,127	—	—
	Metal		8,259	—	—
	Non-metal		2,041	—	—
	Chemical		504	—	—
	Transportation		1,281	—	—
	Electronics		11,679	—	—
	Cosmetics		2,003	—	—
	Others		317,466	—	—
	Sub-total		345,360	—	—
Total COVID-19 vulnerable business			3,921,132	—	—
Other business	Others		5,658,299	21,468	—

	Total		9,579,431	21,468	—

			September 30, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	225,276
		General wholesale business	—	847,467
		Sub-total	—	1,072,743
	Accommodation business		—	21,237
	Travel business		—	165
	Art/sports, leisure service		—	24,726
	Food business		—	361,973
	Transportation business		—	1,733,451
	Education business		—	64,010
	Others		277,446	574,913
	Sub-total		277,446	3,853,218
Manufacturing	Textile		—	2,127
	Metal		—	8,259
	Non-metal		—	2,041
	Chemical		—	504
	Transportation		—	1,281
	Electronics		—	11,679
	Cosmetics		—	2,003
	Others		26,797	344,263
	Sub-total		26,797	372,157
Total COVID-19 vulnerable business			304,243	4,225,375
Other business	Others		470,059	6,149,826

	Total		774,302	10,375,201

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	77,841	—	—
		General wholesale business	292,832	—	—

		Sub-total	370,673	—	—

	Accommodation business		7,338	—	—
	Travel business		57	—	—
	Art/sports, leisure service		8,544	—	—
	Food business		125,075	—	—
	Transportation business		598,972	—	—
	Education business		22,118	—	—
	Others		102,787	—	—

	Sub-total		1,235,564	—	—

Manufacturing	Textile		727	—	—
	Metal		2,824	—	—
	Non-metal		698	—	—
	Chemical		172	—	—
	Transportation		438	—	—
	Electronics		3,993	—	—
	Cosmetics		685	—	—
	Others		108,540	—	—

	Sub-total		118,077	—	—

Total COVID-19 vulnerable business			1,353,641	—	—
Other business	Others		6,489,394	28,222	—

	Total		7,843,035	28,222	—

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	77,841
		General wholesale business	—	292,832

		Sub-total	—	370,673

	Accommodation business		—	7,338
	Travel business		—	57
	Art/sports, leisure service		—	8,544
	Food business		—	125,075
	Transportation business		—	598,972
	Education business		—	22,118
	Others		140,549	243,336

	Sub-total		140,549	1,376,113

Manufacturing	Textile		—	727
	Metal		—	2,824
	Non-metal		—	698
	Chemical		—	172
	Transportation		—	438
	Electronics		—	3,993
	Cosmetics		—	685
	Others		13,432	121,972

	Sub-total		13,432	131,509

Total COVID-19 vulnerable business			153,981	1,507,622
Other business	Others		812,597	7,330,213

	Total		966,578	8,837,835

< Woori Investment Bank Co., Ltd. >

	September 30, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	50,345	9,956	—	—	60,301
Distribution business	6,123	109,330	—	—	115,453
Food business	—	—	—	—	—
Art/sports, leisure service	59,153	—	—	—	59,153

Total	115,621	119,286	—	—	234,907

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772

Total	101,799	—	—	—	101,799

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of September 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	September 30, 2022
	Stage 1		Stage 2		Stage 3	Credit impairment model	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	343,936,719	24,895,913	13,504,335	11,814,453	1,290,177	242,331	395,683,928	(2,379,391)	393,304,537
Korean treasury and government agencies	23,772,712	10	—	—	—	—	23,772,722	(6,040)	23,766,682
Banks	28,341,468	625,330	5,236	—	25,511	242,331	29,239,876	(17,773)	29,222,103
Corporates	125,596,378	17,687,748	2,688,256	5,063,961	566,873	—	151,603,216	(1,452,205)	150,151,011
General business	80,723,707	10,059,671	1,891,860	3,579,594	403,509	—	96,658,341	(1,042,438)	95,615,903
Small- and medium-sized enterprise	36,277,589	6,893,410	763,775	1,414,133	156,672	—	45,505,579	(341,820)	45,163,759
Project financing and others	8,595,082	734,667	32,621	70,234	6,692	—	9,439,296	(67,947)	9,371,349
Consumers	166,226,161	6,582,825	10,810,843	6,750,492	697,793	—	191,068,114	(903,373)	190,164,741
Securities at amortized cost	25,145,162	—	—	—	—	—	25,145,162	(7,808)	25,137,354
Financial assets at FVTOCI (*3)	33,423,945	322,784	—	—	—	—	33,746,729	(13,415)	33,746,729

Total	402,505,826	25,218,697	13,504,335	11,814,453	1,290,177	242,331	454,575,819	(2,400,614)	452,188,620

	September 30, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,745,812	19,493,078	467,693	246,183	233,952,766
Korean treasury and government agencies	20,491	—	—	—	20,491
Banks	1,919,520	—	—	237,439	2,156,959
Corporates	82,211,072	5,305,303	222,224	8,744	87,747,343
General business	44,401,541	3,680,109	160,765	—	48,242,415
Small- and medium-sized enterprise	32,979,356	1,625,194	61,459	6,911	34,672,920
Project financing and others	4,830,175	—	—	1,833	4,832,008
Consumers	129,594,729	14,187,775	245,469	—	144,027,973
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,745,812	19,493,078	467,693	246,183	233,952,766

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	316,364,525	22,734,430	13,270,491	10,190,307	1,332,644	363,892,397	(1,959,525)	361,932,872
Korean treasury and government agencies	14,938,718	9	9	—	—	14,938,736	(3,923)	14,934,813
Banks	24,186,246	492,447	46,373	—	23,509	24,748,575	(15,555)	24,733,020
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	371,373,956	22,943,485	13,270,491	10,190,307	1,332,644	419,110,883	(1,976,906)	417,146,123

	December 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,654,419	972,782	27,685	248,471	13,712	13,917,069
Loan Commitments	115,461,198	2,789,817	1,789,132	853,163	247	120,893,557

Total	128,115,617	3,762,599	1,816,817	1,101,634	13,959	134,810,626

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2022 and for the year ended December 31, 2021, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1-day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the nine-month period September 30, 2022 and for the year ended December 31, 2021, and the VaR of the Bank as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	For the nine-month period ended September 30, 2022			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	11,624	7,994	11,624	4,298	4,177	4,681	14,017	2,405
Stock price	8,414	6,376	12,448	1,806	2,972	3,637	6,676	1,609
Foreign currencies	18,520	12,256	18,520	5,421	5,904	6,745	13,144	4,747
Diversification	(12,937)	(11,535)	(16,414)	(4,201)	(6,072)	(7,300)	(20,007)	(3,628)

Total VaR(*)	25,621	15,091	26,178	7,324	6,981	7,763	13,830	5,133

(*)	VaR (Value at Risk): Retention period of 1-day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of the end of September 30, 2022 and December 31, 2021 are as follows(Unit: Korean Won in millions):

	September 30, 2022		December 31, 2021
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	392,832	385,708	920,290	195,186
Woori Card Co., Ltd.	147,229	173,032	126,576	59,114
Woori Financial Capital Co., Ltd.	77,741	7,893	58,794	1,384
Woori Investment Bank Co., Ltd.	26,311	8,229	17,607	5,556
Woori Asset Trust Co., Ltd.	1,118	5,851	820	1,709
Woori Asset Management Corp.	1,135	1,307	1,411	504
Woori Savings Bank	7,210	3,983	15,175	949
Woori Private Equity Asset Management Co., Ltd.	486	863	32	59
Woori Global Asset Management Co., Ltd.	478	515	246	143

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	226,368,711	57,658,915	16,131,237	14,499,485	61,851,735	4,152,059	380,662,142
Financial assets at FVTPL	1,075,325	111,987	22,161	2,919	35,935	13,171	1,261,498
Financial assets at FVTOCI	5,968,162	3,550,729	3,164,887	3,348,136	17,822,205	667,095	34,521,214
Securities at amortized cost	1,524,216	1,522,309	400,854	875,120	20,419,606	2,127,363	26,869,468

Total	234,936,414	62,843,940	19,719,139	18,725,660	100,129,481	6,959,688	443,314,322

Liability:
Deposits due to customers	149,803,344	56,646,566	36,260,130	29,172,675	61,859,158	72,706	333,814,579
Borrowings	17,744,203	4,552,311	2,218,894	1,465,777	7,476,972	476,049	33,934,206
Debentures	11,316,776	4,940,875	4,831,824	4,373,759	21,844,043	3,711,997	51,019,274

Total	178,864,323	66,139,752	43,310,848	35,012,211	91,180,173	4,260,752	418,768,059

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of September 30, 2022 and December 31, 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	2,107	3,022,506	15,897	157,895	2,809	560,812	90	127,211	840,509	4,708,933
	Loans and other financial assets at amortized cost	34,274	49,176,959	158,192	1,570,914	25,177	5,026,805	2,954	4,161,990	6,313,792	66,250,460
	Financial assets at FVTPL	961	1,379,235	22,340	221,893	—	—	411	578,944	232,879	2,412,951
	Financial assets at FVTOCI	3,469	4,977,976	—	—	4,072	813,060	2	2,631	878,164	6,671,831
	Securities at amortized cost	581	834,027	—	—	1,917	382,713	68	95,968	221,351	1,534,059

	Total	41,392	59,390,703	196,429	1,950,702	33,975	6,783,390	3,525	4,966,744	8,486,695	81,578,234

Liability	Financial liabilities at FVTPL	563	808,375	30,469	302,629	—	—	464	653,141	566,446	2,330,591
	Deposits due to customers	21,021	30,161,486	223,695	2,221,849	27,709	5,532,389	1,780	2,508,246	5,862,986	46,286,956
	Borrowings	7,999	11,477,169	39,125	389,103	1,947	388,733	454	639,995	2,506,543	15,401,543
	Debentures	4,139	5,939,027	—	—	—	—	195	274,412	367,329	6,580,768
	Other financial liabilities	5,849	8,391,983	13,324	132,342	3,870	772,681	312	439,729	390,348	10,127,083

	Total	39,571	56,778,040	306,613	3,045,923	33,526	6,693,803	3,205	4,515,523	9,693,652	80,726,941

Off-balance accounts		6,890	9,885,351	44,209	439,101	2,129	425,066	549	773,052	1,217,971	12,740,541

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	3,176	3,765,460	15,834	163,131	1,236	230,188	94	125,513	826,870	5,111,162
	Loans and other financial assets at amortized cost	28,771	34,108,109	164,976	1,679,982	23,733	4,420,551	2,329	3,126,363	5,749,685	49,084,690
	Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
	Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
	Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

	Total	35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
	Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
	Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
	Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

	Total	32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts		8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

3)	Interest Rate Benchmark Reform Risk Management

The Group closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmark, which includes announcements by LIBOR regulators.

A fundamental shift in interest rate indicators (hereinafter referred to as “interest rate benchmark reform”) is taking place around the world, and some Interbank Offered Rates (“IBORs”) are being replaced by new risk-free rates. In particular, for the case of LIBOR, except for USD LIBOR for overnight rate, 1, 3, 6, and 12 month rates, all of the calculations were suspended as of December 31, 2021, and the aforementioned 5 USD LIBORs will also be suspended as of June 30, 2023.

The Group established a LIBOR-related response plan consisting of the business flow of risk management, accounting, tax, law, computerization and customer management. The purpose of the plan is to identify the impact and risks associated with interest rate benchmark reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative interest rates. The Group aims to close the response plan in line with the supervisory authority’s response guidelines.

The details of Woori Bank’s financial instruments that have not completed the conversion to the LIBOR-related interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is presented at the carrying amount, while the derivative financial instrument is presented at the nominal amount.

		USD(*1)
		Total Amount(*2)	Interest Rate Provision
Non-derivative financial assets	Financial assets at FVTOCI	765,422	508,356
	Financial assets at amortized cost	5,736,198	4,015,979

	Total	6,501,620	4,524,335

Non-derivative financial liabilities
	Financial liabilities at amortized cost	796,314	796,314

Derivatives
	Interest rate(trading)	29,684,068	29,684,067
	Currency(trading)	38,354,675	37,813,375
	Interest rate(hedging)	2,654,380	2,654,380

	Total	70,693,123	70,151,822

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.

The KRW CD rates are planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long run, but when the CD rates will be ceased or the policy response directions to activate alternative rates are not clear.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations at maturity from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	47,747	—	19,433	30,639	—	—	97,819
Deposits due to customers	225,014,257	41,853,577	24,069,866	33,016,492	10,883,835	1,544,122	336,382,149
Borrowings	12,111,571	4,961,225	4,924,296	3,222,592	8,385,680	476,049	34,081,413
Debentures	5,908,293	6,430,474	6,784,660	4,951,096	23,421,082	3,711,997	51,207,602
Lease liabilities	40,575	42,398	36,751	28,388	146,024	38,601	332,737
Other financial liabilities	25,375,574	224,652	21,335	22,357	821,719	1,328,922	27,794,559

Total	268,498,017	53,512,326	35,856,341	41,271,564	43,658,340	7,099,691	449,896,279

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	255,185,019	41,419,378	28,156,909	39,779,967	40,763,582	7,435,461	412,740,316

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	47,747	—	19,433	30,639	—	—	97,819
Deposits due to customers	233,589,143	43,576,239	23,596,983	26,250,128	8,735,782	52,006	335,800,281
Borrowings	12,111,560	4,961,234	4,924,286	3,222,604	8,385,680	476,049	34,081,413
Debentures	5,908,293	6,430,474	6,784,660	4,951,096	23,421,082	3,711,997	51,207,602
Lease liabilities	40,575	42,622	36,952	28,784	152,186	41,066	342,185
Other financial liabilities	25,375,548	224,652	21,335	22,357	821,719	1,328,922	27,794,533

Total	277,072,866	55,235,221	35,383,649	34,505,608	41,516,449	5,610,040	449,323,833

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	261,127,025	42,566,184	27,974,201	35,343,152	39,427,855	5,913,445	412,351,862

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2022	Cash flow risk hedge	1,681	329	—	—	75,103	6,988	84,101
	Fair value risk hedge	776	26,562	16,707	31,774	146,278	2,218	224,315
	Trading purpose	21,332,533	583	—	—	—	—	21,333,116
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Guarantees	13,917,069	12,987,809
Loan commitments	120,893,557	114,414,462
Other commitments	4,195,157	3,427,331

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

(2) The details of income(expense) by each segment are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	4,799,001	502,403	282,892	87,079	48,411	5,719,786	627,862	6,347,648
Non-interest income(expense)	1,128,939	92,554	65,830	55,748	1,611,972	2,955,043	(2,041,167)	913,876
Impairment losses due to credit loss	(338,109)	(164,783)	(46,311)	(8,316)	(19,142)	(576,661)	(45,373)	(622,034)
General and administrative expense	(2,497,659)	(182,392)	(70,357)	(43,881)	(358,308)	(3,152,597)	215,772	(2,936,825)
Net operating income(expense)	3,092,172	247,782	232,054	90,630	1,282,933	4,945,571	(1,242,906)	3,702,665

Share of gain of associates	51,146	—	821	249	1,524	53,740	(14,356)	39,384
Other non-operating income(expense)	25,694	(4,413)	(1,109)	(732)	(2,158)	17,282	(3,212)	14,070

Non-operating income(expense)	76,840	(4,413)	(288)	(483)	(634)	71,022	(17,568)	53,454

Net income(expense) before tax	3,169,012	243,369	231,766	90,147	1,282,299	5,016,593	(1,260,474)	3,756,119
Tax expense	(787,191)	(64,124)	(64,438)	(21,869)	(22,512)	(960,134)	(3,296)	(963,430)

Net income(loss)	2,381,821	179,245	167,328	68,278	1,259,787	4,056,459	(1,263,770)	2,792,689
Total assets	465,056,362	16,438,040	12,842,279	5,411,300	27,495,903	527,243,884	(25,174,950)	502,068,934
Investment in associate	889,986	—	36,840	10,233	22,427,129	23,364,188	(22,026,081)	1,338,107
Other assets	464,166,376	16,438,040	12,805,439	5,401,067	5,068,774	503,879,696	(3,148,869)	500,730,827
Total liabilities	439,614,725	14,007,201	11,320,364	4,760,661	3,779,158	473,482,109	(2,541,589)	470,940,520

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the nine-month period ended September 30, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	3,747,793	449,944	227,004	79,057	19,916	4,523,714	565,157	5,088,871
Non-interest income(expense)	1,315,502	47,787	68,095	40,846	991,182	2,463,412	(1,372,173)	1,091,239
Impairment losses due to credit loss	(72,200)	(102,945)	(50,486)	3,160	(7,531)	(230,002)	(81,659)	(311,661)
General and administrative expense	(2,403,110)	(157,164)	(71,142)	(35,972)	(322,198)	(2,989,586)	196,745	(2,792,841)
Net operating income(expense)	2,587,985	237,622	173,471	87,091	681,369	3,767,538	(691,930)	3,075,608

Share of gain of associates	35,835	—	887	233	4,164	41,119	5,663	46,782
Other non-operating income(expense)	38,683	(4,275)	(16,416)	(412)	(729)	16,851	13,489	30,340

Non-operating income(expense)	74,518	(4,275)	(15,529)	(179)	3,435	57,970	19,152	77,122

Net income(expense) before tax	2,662,503	233,347	157,942	86,912	684,804	3,825,508	(672,778)	3,152,730
Tax income(expense)	(669,108)	(58,730)	(29,270)	(20,424)	(13,939)	(791,471)	388	(791,083)

Net income(loss)	1,993,395	174,617	128,672	66,488	670,865	3,034,037	(672,390)	2,361,647
Total assets (*4)	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	(23,956,847)	447,183,871
Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	(21,710,683)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	(2,246,164)	445,848,704
Total liabilities (*4)	391,315,108	11,858,065	9,073,104	4,559,856	3,284,269	420,090,402	(1,756,726)	418,333,676

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)	Total assets and liabilities are the amounts as of December 31, 2021.

(3)	Operating profit or loss from external customers for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Domestic	3,266,447	2,812,858
Foreign	436,218	262,750

Total	3,702,665	3,075,608

(4)	Major non-current assets as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022 (*)	December 31, 2021 (*)
Domestic	5,157,706	5,201,838
Foreign	604,327	482,930

Total	5,762,033	5,684,768

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month periods ended September 30, 2022 and 2021.

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Cash	2,881,250	1,742,449
Foreign currencies	646,533	503,205
Demand deposits	5,386,876	5,161,529
Fixed deposits	362,254	158,635

Total	9,276,913	7,565,818

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Financial assets at fair value through profit or loss measured at fair value	30,318,445	13,497,234

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Deposits:
Gold banking asset	38,356	65,072
Securities:
Debt securities
Korean treasury and government agencies	2,598,617	995,713
Financial institutions	631,815	925,474
Corporates	594,896	751,636
Others	91,778	70,416
Equity securities	378,759	329,864
Capital contributions	1,970,125	1,287,723
Beneficiary certificates	2,674,728	3,504,547
Others	133,059	94,673

Sub-total	9,073,777	7,960,046

Loans	850,529	667,467
Derivatives assets	20,354,284	4,803,131
Other financial assets	1,499	1,518

Total	30,318,445	13,497,234

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2022 and December 31, 2021.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Debt securities:
Korean treasury and government agencies	5,530,175	4,728,085
Financial institutions	17,185,781	22,909,615
Corporates	4,359,006	5,091,035
Bond denominated in foreign currencies	6,619,575	5,299,707
Securities loaned	—	98,535

Sub-total	33,694,537	38,126,977
Equity securities	889,260	992,812
Loans	52,192	—

Total	34,635,989	39,119,789

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2022	December 31, 2021	Remarks
Investment for strategic business partnership purpose	729,475	796,835
Debt-equity swap	158,004	195,971
Others	1,781	6	Insurance for mutual aid association, etc.

Total	889,260	992,812

(3)	Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(188)	—	—	(188)
Disposal	538	—	—	538
Others (*)	(1,619)	—	—	(1,619)

Ending balance	(13,415)	—	—	(13,415)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,565)	—	—	(2,565)
Disposal	1,941	—	—	1,941
Others (*)	(129)	—	—	(129)

Ending balance	(10,384)	—	—	(10,384)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,113,975	—	—	12,113,975
Disposal/ Recovery	(16,539,673)	—	—	(16,539,673)
Gain on valuation	(930,001)	—	—	(930,001)
Amortization based on effective interest method	8,128	—	—	8,128
Others (*)	967,323	—	—	967,323

Ending balance	33,746,729	—	—	33,746,729

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	20,219,842	—	—	20,219,842
Disposal/ Recovery	(17,526,521)	—	—	(17,526,521)
Gain on valuation	(172,996)	—	—	(172,996)
Amortization based on effective interest method	(2,873)	—	—	(2,873)
Others (*)	368,198	—	—	368,198

Ending balance	31,833,791	—	—	31,833,791

(*)	Changes due to foreign currencies translation, etc.

(4)

During the nine-month period ended September 30, 2022, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 39,601 million Won, and cumulative losses at disposal dates were 14,567 million Won. During the nine-month period ended September 30, 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 137,313 million Won, and cumulative gains at disposal dates were 1,868 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Korean treasury and government agencies	10,364,094	8,882,500
Financial institutions	6,818,122	1,835,947
Corporates	6,428,887	5,818,646
Bond denominated in foreign currencies	1,534,059	554,416
Allowance for credit losses	(7,808)	(5,235)

Total	25,137,354	17,086,274

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,534)	—	—	(2,534)
Others (*)	(39)	—	—	(39)

Ending balance	(7,808)	—	—	(7,808)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(34)	—	—	(34)
Others (*)	(8)	—	—	(8)

Ending balance	(4,608)	—	—	(4,608)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,245,256	—	—	12,245,256
Disposal/ Recovery	(4,500,147)	—	—	(4,500,147)
Amortization based on effective interest method	45,433	—	—	45,433
Others (*)	263,111	—	—	263,111

Ending balance	25,145,162	—	—	25,145,162

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,486,036	—	—	3,486,036
Disposal/ Recovery	(3,799,589)	—	—	(3,799,589)
Amortization based on effective interest method	9,214	—	—	9,214
Others (*)	48,560	—	—	48,560

Ending balance	16,769,626	—	—	16,769,626

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Due from banks	25,991,089	15,914,139
Loans	351,834,571	336,799,510
Other financial assets	15,478,877	9,219,223

Total	393,304,537	361,932,872

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	15,511,192	10,219,055
Due from depository banks	150,816	159,264
Due from non-depository institutions	227	14,146
Due from the Korea Exchange	4,100	54
Others	424,992	191,501
Loss allowance	(3,927)	(2,452)

Sub-total	16,087,400	10,581,568

Due from banks in foreign currencies:
Due from banks on demand	6,908,041	3,615,983
Due from banks on time	602,477	205,351
Others	2,398,937	1,514,819
Loss allowance	(5,766)	(3,582)

Sub-total	9,903,689	5,332,571

Total	25,991,089	15,914,139

(3)	Details of restricted due from banks of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	15,511,192	Reserve deposits under BOK Act
Due from KSFC	Samsung Futures and others	25	Futures trading margin and others
Others	Korea Exchange and others	399,710	Korean Won CCP margin and others

Sub-total		15,910,927

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,634,009	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	287	Reserve deposits and others
Others	Korea Investment & Securities and others	2,392,914	Overseas futures and options trade deposits and others

Sub-total		9,027,210

Total		24,938,137

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	10,219,055	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		10,295,006

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,549,695	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Overseas futures and options trade deposits and others

Sub-total		5,059,403

Total		15,354,409

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(3,420)	—	—	(3,420)
Others (*)	(239)	—	—	(239)

Ending balance	(9,693)	—	—	(9,693)

(*) Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,932)	—	—	(1,932)
Others (*)	(7)	—	—	(7)

Ending balance	(6,305)	—	—	(6,305)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	15,920,173	—	—	15,920,173
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	9,892,088	—	—	9,892,088
Others (*)	188,521	—	—	188,521

Ending balance	26,000,782	—	—	26,000,782

(*)	Changes due to foreign currencies translation, etc.`

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	7,472,661	—	—	7,472,661
Others (*)	62,557	—	—	62,557

Ending balance	17,402,744	—	—	17,402,744

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Loans in local currency	283,572,196	273,283,542
Loans in foreign currencies	31,512,938	24,508,250
Domestic banker’s usance	4,086,165	3,403,021
Credit card accounts	10,329,708	9,757,115
Bills bought in foreign currencies	5,999,051	5,310,080
Bills bought in local currency	92,756	265,275
Factoring receivables	29,576	17,406
Advances for customers on guarantees	23,694	26,766
Private placement bonds	492,744	519,150
Securitized loans	3,004,857	2,874,480
Call loans	3,987,093	3,481,219
Bonds purchased under resale agreements	5,616,178	10,332,858
Financial lease receivables	1,483,638	1,173,751
Installment financial bond	2,960,593	2,882,396
Others	150	159
Loan origination costs and fees	888,157	858,051
Discounted present value	(9,518)	(7,299)
Allowance for credit losses	(2,235,405)	(1,886,710)

Total	351,834,571	336,799,510

(6)	Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(21,366)	20,913	453	(66,117)	60,775	5,342	—
Transfer to lifetime expected credit losses	10,671	(12,194)	1,523	19,425	(22,285)	2,860	—
Transfer to credit-impaired financial assets	3,236	10,014	(13,250)	1,990	9,239	(11,229)	—
Net reversal(provision) of allowance for credit losses	(5,820)	(39,342)	(101,999)	14,681	(209,269)	(40,528)	(87)
Recovery	—	—	(53,764)	—	—	(43,085)	—
Charge-off	—	—	113,986	—	—	108,791	67
Disposal	—	—	18,823	280	—	31,849	—
Interest income from impaired loans	—	—	8,774	—	—	7,160	—
Others	(1,619)	(218)	2,726	(47,188)	(18,755)	(50,319)	—
Changes due to business combinations	(4,350)	(495)	(948)	(479)	(84)	(97)	—

Ending balance	(155,768)	(118,926)	(230,293)	(440,174)	(757,119)	(240,489)	(20)

	For the nine-month period ended September 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(29,746)	29,695	51	(117,229)	111,383	5,846	—
Transfer to lifetime expected credit losses	7,803	(7,948)	145	37,899	(42,427)	4,528	—
Transfer to credit-impaired financial assets	591	2,401	(2,992)	5,817	21,654	(27,471)	—
Net reversal(provision) of allowance for credit losses	12,251	(32,223)	(136,985)	21,112	(280,834)	(279,512)	(87)
Recovery	—	—	(43,821)	—	—	(140,670)	—
Charge-off	—	—	155,452	—	—	378,229	67
Disposal	—	—	7,896	280	—	58,568	—
Interest income from impaired loans	—	—	—	—	—	15,934	—
Others	44	—	—	(48,763)	(18,973)	(47,593)	—
Changes due to business combinations	—	—	—	(4,829)	(579)	(1,045)	—

Ending balance	(77,871)	(123,564)	(91,181)	(673,813)	(999,609)	(561,963)	(20)

	For the nine-month period ended September 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(18,409)	17,601	808	(104,128)	74,794	29,334
Transfer to lifetime expected credit losses	9,434	(12,159)	2,725	15,691	(37,917)	22,226
Transfer to credit-impaired financial assets	4,359	15,810	(20,169)	1,684	23,025	(24,709)
Net reversal(provision) of allowance for credit losses	(5,517)	(30,811)	(77,689)	87,141	(62,051)	(106,175)
Recovery	—	—	(56,286)	—	—	(43,135)
Charge-off	—	—	128,148	—	—	189,088
Disposal	—	12	12,241	—	53	55,368
Interest income from impaired loans	—	—	10,807	—	—	9,695
Others	123	221	4,261	(13,767)	(5,913)	2,390

Ending balance	(131,537)	(93,789)	(200,847)	(340,839)	(529,916)	(254,662)

	For the nine-month period ended September 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(22,906)	22,738	168	(145,443)	115,133	30,310
Transfer to lifetime expected credit losses	7,277	(8,004)	727	32,402	(58,080)	25,678
Transfer to credit-impaired financial assets	514	1,671	(2,185)	6,557	40,506	(47,063)
Net reversal(provision) of allowance for credit losses	8,926	(28,601)	(102,949)	90,550	(121,463)	(286,813)
Recovery	—	—	(48,945)	—	—	(148,366)
Charge-off	—	—	154,056	—	—	471,292
Disposal	—	—	25,576	—	65	93,185
Interest income from impaired loans	—	—	—	—	—	20,502
Others	(4)	—	—	(13,648)	(5,692)	6,651

Ending balance	(68,905)	(102,677)	(79,089)	(541,281)	(726,382)	(534,598)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	4,376,430	(4,364,080)	(12,350)	1,669,485	(1,654,392)	(15,093)	—
Transfer to lifetime expected credit losses	(6,007,887)	6,025,599	(17,712)	(3,801,495)	3,810,339	(8,844)	—
Transfer to credit-impaired financial assets	(119,541)	(96,236)	215,777	(155,619)	(90,490)	246,109	—
Charge-off	—	—	(113,986)	—	—	(108,791)	(67)
Disposal	(460,090)	—	(47,116)	(48,472)	—	(110,185)	—
Net increase(decrease)	103,326	(1,044,104)	(14,514)	16,915,114	(530,135)	(71,988)	242,384
Changes due to business combinations	57,741	2,973	7,630	31,551	1,016	687	—

Ending balance	133,089,664	14,024,935	517,698	185,405,819	9,994,617	473,627	242,317

	For the nine-month period ended September 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	515,505	(515,423)	(82)	6,561,420	(6,533,895)	(27,525)	—
Transfer to lifetime expected credit losses	(401,119)	401,352	(233)	(10,210,501)	10,237,290	(26,789)	—
Transfer to credit-impaired financial assets	(27,827)	(22,541)	50,368	(302,987)	(209,267)	512,254	—
Charge-off	—	—	(155,452)	—	—	(378,229)	(67)
Disposal	—	—	(17,082)	(508,562)	—	(174,383)	—
Net increase(decrease)	670,063	(84,709)	157,962	17,688,503	(1,658,948)	71,460	242,384
Changes due to business combinations	—	—	—	89,292	3,989	8,317	—

Ending balance	8,995,925	1,173,818	151,556	327,491,408	25,193,370	1,142,881	242,317

	For the nine-month period ended September 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,103,633	(4,091,047)	(12,586)	1,753,834	(1,720,513)	(33,321)
Transfer to lifetime expected credit losses	(6,120,684)	6,146,317	(25,633)	(3,388,362)	3,434,382	(46,020)
Transfer to credit-impaired financial assets	(91,113)	(82,941)	174,054	(171,057)	(152,176)	323,233
Charge-off	—	—	(128,148)	—	—	(189,088)
Disposal	—	(221)	(37,344)	—	(990)	(135,003)
Net increase(decrease)	7,892,847	(816,933)	1,161	18,036,390	(684,567)	(108,282)

Ending balance	131,774,721	13,171,886	508,610	165,805,737	8,204,877	529,428

	For the nine-month period ended September 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	310,387	(310,192)	(195)	6,167,854	(6,121,752)	(46,102)
Transfer to lifetime expected credit losses	(464,447)	465,296	(849)	(9,973,493)	10,045,995	(72,502)
Transfer to credit-impaired financial assets	(24,293)	(15,671)	39,964	(286,463)	(250,788)	537,251
Charge-off	—	—	(154,056)	—	—	(471,292)
Disposal	—	—	(56,520)	—	(1,211)	(228,867)
Net increase(decrease)	1,009,906	(29,855)	112,960	26,939,143	(1,531,355)	5,839

Ending balance	8,110,528	1,187,798	121,378	305,690,986	22,564,561	1,159,416

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Cash Management Account asset (CMA asset)	75,000	140,000
Receivables	12,678,760	6,852,139
Accrued income	1,506,409	1,049,857
Telex and telephone subscription rights and refundable deposits	809,052	870,707
Domestic exchange settlement debit	203,770	82,555
Other assets (*)	340,179	290,746
Allowance for credit losses	(134,293)	(66,781)

Total	15,478,877	9,219,223

(*)

The Group has recognized the employee embezzlement on April 2022 and Financial Supervisory Service conducted its inspection from April 28, 2022 to May 30, 2022. The Group filed a criminal complaint against employee and also took a provisional attachment of his properties. The investigation of the case is in progress by investigation agencies. The embezzlement related amount, 62,196 million Won formally included in other asset was removed and recognized loss as its uncertain recoverability.

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(305)	291	14	—
Transfer to lifetime expected credit losses	213	(236)	23	—
Transfer to credit-impaired financial assets	457	1,152	(1,609)	—
Provision of allowance for credit losses	(787)	(3,573)	(66,658)	(71,018)
Charge-off	—	—	1,662	1,662
Disposal	—	—	616	616
Others	310	(9)	927	1,228

Ending balance	(3,787)	(7,955)	(122,551)	(134,293)

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(261)	231	30	—
Transfer to lifetime expected credit losses	149	(395)	246	—
Transfer to credit-impaired financial assets	146	110	(256)	—
Reversal(provision) of allowance for credit losses	174	182	(6,343)	(5,987)
Charge-off	—	—	8,446	8,446
Disposal	—	—	1,098	1,098
Others	(692)	(28)	1,141	421

Ending balance	(4,150)	(5,350)	(69,817)	(79,317)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	9,100	(9,085)	(15)	—
Transfer to lifetime expected credit losses	(39,926)	39,946	(20)	—
Transfer to credit-impaired financial assets	(2,411)	(2,887)	5,298	—
Charge-off	—	—	(1,662)	(1,662)
Disposal	(6)	—	(758)	(764)
Net increase(decrease)	6,288,459	(20,887)	61,652	6,329,224
Changes due to business combinations	368	—	—	368

Ending balance	15,260,123	113,684	239,363	15,613,170

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,712	(8,697)	(15)	—
Transfer to lifetime expected credit losses	(16,536)	16,562	(26)	—
Transfer to credit-impaired financial assets	(782)	(723)	1,505	—
Charge-off	—	—	(8,446)	(8,446)
Disposal	—	(2)	(1,302)	(1,304)
Net increase(decrease)	1,452,206	(1,530)	22,018	1,472,694

Ending balance	8,711,026	82,028	201,921	8,994,975

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	38,356	—	—	38,356
Debt securities	2,406,281	1,509,740	1,085	3,917,106
Equity securities	72,646	—	306,113	378,759
Capital contributions	—	—	1,970,125	1,970,125
Beneficiary certificates	38,817	1,179,002	1,456,909	2,674,728
Loans	—	706,416	144,113	850,529
Derivative assets	82,883	20,111,880	159,521	20,354,284
Others	—	—	134,558	134,558

Sub-total	2,638,983	23,507,038	4,172,424	30,318,445

Financial assets at FVTOCI
Debt securities	10,825,512	22,869,025	—	33,694,537
Equity securities	328,138	—	561,122	889,260
Loans	—	—	52,192	52,192

Sub-total	11,153,650	22,869,025	613,314	34,635,989

Derivative assets (Designated for hedging)	—	131,025	—	131,025

Total	13,792,633	46,507,088	4,785,738	65,085,459

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	37,737	—	—	37,737
Derivative liabilities	57,476	21,263,193	14,467	21,335,136
Securities sold	60,081	—	—	60,081

Sub-total	155,294	21,263,193	14,467	21,432,954

Derivative liabilities (Designated for hedging)	—	208,641	—	208,641

Total	155,294	21,471,834	14,467	21,641,595

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 3,499,648 million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. A change in the judgement of the active market where the financial product was traded resulted the transfer between levels.

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	581,455	39,119,789

Derivative assets (Designated for hedging)	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities (Designated for hedging)	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in September 30, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at the standard price.	Values of underlying assets such as bond

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in September 30, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Loans

Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.

Values of underlying assets, volatility, Risk-free market rate and credit spread

Debt securities

The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers. Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-white.

Risk-free market rate, credit spread, discount rate originated credit grade, volatility of stock price, volatility of interest rate

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Precedent transaction analysis, Net Asset Value Method, LSMC, Hull-white and Binomial Tree, Imputed Market Value Model more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, discount rate originated credit grade, stock prices, volatility of underlying asset, net asset value, volatility of stock price, volatility of interest rate, Capital increase amount, Fluctuation rate of real estate sale price, etc

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Others	Fair value is measured by DCF model, Binomial Tree, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices	22.49%	Variation of fair value increases as volatility of stock price increases.

	DCF model		Discount rate	1.98%~2.18%	Fair value decreases as discount rate increases.

Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.17~0.67	Variation of fair value increases as correlation coefficient increases.

Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.17~0.67	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	11.74% ~ 97.16%	Variation of fair value increases as volatility of underlying assets increases.

Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	25.28%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Discount rate	0.00%~16.73%	Fair value increases as discount rate decreases.

			Terminal growth rate	0%~1%	Fair value increases as terminal growth rate increases.

			Liquidation value	0.00%	Fair value increases as liquidation value increases.

Others	Binomial Tree		Stock prices, Volatility of underlying asset	19.26%~36.42%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model		Discount rate	0.00%	Fair value increases as discount rate decreases.

			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	(32)	—	—	(1,000)	—	1,085
Equity securities	303,985	2,361	—	14,673	(14,906)	—	306,113
Capital contributions	1,287,723	181,704	—	615,083	(114,385)	—	1,970,125
Beneficiary certificates	1,104,074	38,304	—	398,761	(84,230)	—	1,456,909
Loans	213,635	7,175	—	628,016	(704,713)	—	144,113
Derivative assets	29,348	130,178	—	2,561	(2,566)	—	159,521
Others	96,191	15,759	—	29,836	(7,228)	—	134,558

Sub-total	3,037,073	375,449	—	1,688,930	(929,028)	—	4,115,124

Financial assets at FVTOCI
Equity securities	581,455	—	6,262	2,188	(28,783)	—	561,122
Loans	—	—	2,068	547,834	(497,710)	—	52,192
Sub-total	581,455	—	8,330	550,022	(526,493)	—	613,314

Total	3,618,528	375,449	8,330	2,238,952	(1,455,521)	—	4,785,738

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,641	(3,711)	—	16,554	(3,017)	—	14,467

Total	4,641	(3,711)	—	16,554	(3,017)	—	14,467

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 340,712 million Won for the nine-month period ended September 30, 2022, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

	For the nine-month period ended September 30, 2021
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(770)	—	1,000	(2,521)	—	2,327
Equity securities	450,371	(22,176)	—	17,007	(102,254)	—	342,948
Capital contributions	865,685	59,119	—	343,951	(186,324)	—	1,082,431
Beneficiary certificates	1,917,811	14,201	—	278,155	(41,690)	—	2,168,477
Loans	209,062	13,252	—	622,344	(585,296)	—	259,362
Derivative assets	7,872	19,007	—	4,122	(1,076)	(5,838)	24,087
Others	84,979	12,152	—	6,998	(12,625)	—	91,504

Sub-total	3,540,398	94,785	—	1,273,577	(931,786)	(5,838)	3,971,136

Financial assets at FVTOCI
Equity securities	570,715	—	21,937	480	(118)	—	593,014

Total	4,111,113	94,785	21,937	1,274,057	(931,904)	(5,838)	4,564,150

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	2,233	—	(2,654)	(11,001)	(6,254)	2,460
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—
Derivative liabilities (Designated for hedging)	—	—	—	—	—	—	—

Total	39,766	2,131	—	(2,654)	(30,529)	(6,254)	2,460

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 109,455 million Won for the nine-month period ended September 30, 2021, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,800,206 million Won and 3,623,168 million Won as of September 30, 2022 and December 31, 2021 respectively, equity instruments of 3,521,355 million Won and 3,030,775 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	September 30, 2022
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	3,448	(2,997)	—	—
Loans (*2)	195	(193)	—	—
Debt securities	5	(6)	—	—
Equity securities (*2) (*3) (*4)	9,694	(7,633)	—	—
Beneficiary certificates (*4)	754	(754)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	38,313	(28,043)

Total	14,096	(11,583)	38,313	(28,043)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,543	(1,561)	—	—

Total	1,543	(1,561)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2021
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2) (*3) (*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,690,933	21,179,102	—	23,870,035	25,137,354
Loans and other financial assets at amortized cost	—	12,253,306	372,999,112	385,252,418	393,304,537
Financial liabilities:
Deposits due to customers	—	331,570,085	—	331,570,085	332,347,105
Borrowings	—	30,865,263	2,130,402	32,995,665	33,400,405
Debentures	—	47,261,077	—	47,261,077	48,848,451
Other financial liabilities	—	31,507,102	446,366	31,953,468	32,394,235

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	359,918,500	359,918,503	361,932,872
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,154,733	379,534	23,534,267	23,827,821

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	38,356	—	25,991,089	—	26,029,445
Securities	9,073,777	34,635,989	25,137,354	—	68,847,120
Loans	850,529	—	351,834,571	—	352,685,100
Derivative assets	20,354,284	—	—	131,025	20,485,309
Other financial assets	1,499	—	15,478,877	—	15,480,376

Total	30,318,445	34,635,989	418,441,891	131,025	483,527,350

	September 30, 2022
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	37,737	332,347,105	—	332,384,842
Borrowings	60,081	33,400,405	—	33,460,486
Debentures	—	48,848,451	—	48,848,451
Derivative liabilities	21,335,136	—	208,641	21,543,777
Other financial liabilities	—	32,394,235	—	32,394,235

Total	21,432,954	446,990,196	208,641	468,631,791

	December 31, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	65,072	—	15,914,139	—	15,979,211
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	379,019,146	106,764	431,742,933

	December 31, 2021
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,827,821	—	23,827,821

Total	4,873,458	411,137,015	27,584	416,038,057

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Interest income (expense)	Fees and commissions income (expense)	Provision of credit loss	Gain (loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	67,888	(6)	—	669,978	101,128	838,988
Financial assets at FVTOCI	452,534	1,487	(187)	(8,846)	22,107	467,095
Securities at amortized cost	323,763	—	(2,534)	—	—	321,229
Loans and other financial assets at amortized cost	9,194,131	431,519	(613,759)	74,349	—	9,086,240
Financial liabilities at amortized cost	(3,685,092)	1,610	—	—	—	(3,683,482)
Net derivatives (designated for hedging)	—	—	—	177,035	—	177,035

Total	6,353,224	434,610	(616,480)	912,516	123,235	7,207,105

	For the nine-month period ended September 30, 2021
	Interest income (expense)	Fees and commissions income (expense)	Provision of credit loss	Gain on valuation and transactions	Others	Total
Financial assets at FVTPL	33,286	(225)	—	238,204	243,152	514,417
Financial assets at FVTOCI	266,195	1,211	(2,565)	45,830	19,785	330,456
Securities at amortized cost	239,631	—	(34)	—	—	239,597
Loans and other financial assets at amortized cost	6,654,339	367,405	(325,645)	97,755	—	6,793,854
Financial liabilities at amortized cost	(2,099,008)	1,662	—	—	—	(2,097,346)
Net derivatives (designated for hedging)	—	—	—	70,438	—	70,438

Total	5,094,443	370,053	(328,244)	452,227	262,937	5,851,416

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2022	December 31, 2021	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2022.8.31 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2022.9.30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2022.8.31 (*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*3)(*11)	Other services	—	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)(*11)	Wholesale and retail sales	—	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2022.9.30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2022.9.30
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2022.8.31 (*5)
Woori Bank-Company K Korea Movie Asset Fund(*9)	Other financial services	25.0	25.0	Korea	2022.9.30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2022.9.30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2022.9.30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2022.9.30
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2022.6.30 (*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	2022.9.30
Genesis Environmental Energy Company 1st Private Equity Fund(*8)	Trust and collective investment	—	24.8	Korea	—
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2022.9.30
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2022.9.30
Orient Shipyard Co., Ltd.(*3)	Manufacture of sections for ships	22.7	—	Korea	—
BTS 2nd Private Equity Fund	Other financial services	20.0	—	Korea	2022.9.30
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2022.9.30

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2022	December 31, 2021	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2022.9.30
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond) (*8)	Collective investment business	—	20.0	Korea	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	28.6	14.5	Korea	2022.9.30
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	16.7	—	Korea	2022.9.30
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	25.1	—	Korea	2022.9.30
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2022.9.30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2022.9.30
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2022.9.30
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2022.9.30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2022.9.30
DS Power Semicon Private Equity Fund	Other financial services	21.0	—	Korea	2022.9.30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	—	Korea	2022.9.30
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2022.9.30
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.2	0.3	Korea	2022.9.30
Woori Asset Management Co., Ltd.
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)(*12)	Collective investment business	22.8	—	Korea	2022.9.30
Woori Together TDF 2025(*12)	Collective investment business	23.5	—	Korea	2022.9.30
Woori Together TDF 2030(*12)	Collective investment business	24.1	—	Korea	2022.9.30
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2022.9.30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2022.9.30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	—	Korea	2022.9.30
Australia Green Energy 1st PEF	Other financial services	4.0	—	Korea	2022.9.30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2022.7.31 (*5)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2022	December 31, 2021	Location	Financial statements as of
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	63.4	63.9	Japan	2022.6.30 (*5)
Woori Zip 2	Other financial services	63.3	63.8	Japan	2022.6.30 (*5)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)(*11)	Manufacturing	—	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)(*11)	Complex transportation brokerage	—	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	2022.6.30 (*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2022.6.30 (*5)
Jinmyung Plus Co., Ltd	Manufacturing	21.3	21.3	Korea	2022.6.30 (*5)
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	24.4	Korea	2022.9.30
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2022.9.30
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2022.9.30
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2022.9.30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2022.9.30
Paratus Woori Materials, Parts, Equipments Private Equity Fund	Other financial services	29.9	29.9	Korea	2022.9.30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2022.9.30
Orchestra Private Equity Fund IV	Other financial services	28.2	—	Korea	2022.9.30
Synaptic Green No.1 PEF	Other financial services	21.1	—	Korea	2022.9.30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	—	Korea	2022.9.30
Woori Bank and Woori Investment Bank Co., Ltd. (*6)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2022	December 31, 2021	Location	Financial statements as of
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2022.9.30
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	—	27.5	Korea	—
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	35.5	38.1	Korea	2022.9.30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2022.9.30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2022 and December 31, 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of September 30, 2022 and December 31, 2021.
(*4)

Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 15 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It was excluded due to liquidation.
(*9)	It was dissoluted and will be liquidated.
(*10)	Woori Asset Management Corp. has redeemed the fund but it is still participating as a General Partner.
(*11)	It was excluded as Woori Bank sold its shares during the period.
(*12)	It was reclassified to associate from subsidiary resulted from the loss of control along with the changes in percentage of ownership.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Acquisition cost	January 1, 2022	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2022
W Service Networks Co., Ltd.	108	183	31	—	—	(4)	—	210
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,597)	—	—	—	—	5,826
Korea Finance Security Co., Ltd.	3,267	3,101	(610)	—	—	—	—	2,491
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	532	—	(2,049)	—	—	10,931
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,432)	—	(802)	(736)	—	9,660
K BANK Co., Ltd.	236,232	239,493	7,996	—	—	—	(4,799)	242,690
Woori Bank-Company K Korea Movie Asset Fund	—	345	91	—	—	—	—	436
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,863)	—	—	—	—	3,713
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,472	—	(2,180)	—	—	10,445
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,305	4,254	—	50	—	—	—	4,304
LOTTE CARD Co.,Ltd.	346,810	458,295	40,851	—	—	(12,960)	8,068	494,254
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	109	—	—	—	—	10,179
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(200)	2,250	—	—	—	14,438
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
BTS 2nd Private Equity Fund	3,026	—	(86)	3,026	—	—	—	2,940
Japanese Hotel Real Estate Private Equity Fund 2	3,174	3,196	140	—	—	(279)	(116)	2,941
Woori Seoul Beltway Private Special Asset Fund	9,152	7,551	163	1,659	—	(156)	—	9,217
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	—	10,023	—	—	(9,950)	(73)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	160,000	151,822	1,259	50,000	(40,002)	(1,972)	—	161,107
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	67	10,000	—	(48)	—	10,019
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(15)	—	—	—	—	958
DeepDive WOORI 2021-1 Financial Investment Fund	900	993	(8)	—	(100)	(3)	—	882
Darwin Green Packaging Private Equity Fund	4,000	3,957	404	—	—	(400)	—	3,961
DS Power Semicon Private Equity Fund	3,000	—	236	3,000	—	(269)	—	2,967
Koreawide partners 2nd Private Equity Fund	20,000	—	—	20,000	—	—	—	20,000

	For the nine-month period ended September 30, 2022
	Acquisition cost	January 1, 2022	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2022
Woori FirstValue Private Real Estate Fund No.2	9,000	763	(6)	—	(199)	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	1,200	—	(177)	—	1,235	—	—	1,058
Woori Together TDF 2025	2,000	—	(188)	—	2,192	—	—	2,004
Woori Together TDF 2030	2,000	—	(210)	—	2,248	—	—	2,038
Woori Hanhwa Eureka Private Equity Fund	15	327	(50)	—	(148)	(49)	—	80
Aarden Woori Apparel 1st Private Equity Fund	100	99	(1)	—	—	—	—	98
Woori Dyno 1st Private Equity Fund	2,000	—	(12)	2,000	—	—	—	1,988
Australia Green Energy 1st PEF	4,913	—	(1)	4,913	—	—	—	4,912
Godo Kaisha Oceanos 1	10,800	9,905	36	—	—	(950)	(97)	8,894
Woori Zip 1	10,143	10,496	(71)	—	—	—	(377)	10,048
Woori Zip 2	14,254	14,732	(110)	—	—	—	(529)	14,093
Force TEC Co., Ltd. (*)	—	—	56	—	—	—	(56)	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	13	—	—	—	—	13
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,914	432	—	—	(471)	—	7,875
HMS-Oriens 1st Fund	12,000	12,007	876	—	—	—	—	12,883
Woori G Senior Loan No.1	81,274	88,029	2,844	14,073	(19,888)	(2,782)	—	82,276
Genesis Eco No.1 Private Equity Fund	12,000	11,120	(52)	194	—	—	—	11,262
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(177)	—	—	—	—	17,316
Midas No. 8 Private Equity Joint Venture Company	18,735	18,968	339	—	—	(530)	—	18,777
Orchestra Private Equity Fund IV	10,000	—	(266)	10,000	—	—	—	9,734
Synaptic Green No.1 PEF	8,000	—	(170)	8,000	—	—	—	7,830
IGEN2022No. 1 Private Equity Fund	7,822	—	680	8,000	(475)	(165)	—	8,040
PCC-Woori LP Secondary Fund	10,100	12,350	252	—	—	—	—	12,602
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	10,000	73,787	(3,578)	—	(60,509)	(190)	—	9,510
Woori-Q Corporate Restructuring Private Equity Fund	26,790	46,155	997	262	(18,908)	—	—	28,506
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	10,870	—	—	—	—	39,583

	1,192,584	1,335,167	39,076	137,427	(153,273)	(22,384)	2,094	1,338,107

(*)

As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 489 million Won for Force TEC Co., Ltd. and 1 million Won for KUM HWA Co., Ltd. and cumulated amount is 1,286 million Won for Force TEC Co., Ltd. and 3 million Won for KUM HWA Co., Ltd.

	For the nine-month period ended September 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2021
W Service Networks Co., Ltd.	108	191	(8)	—	—	(4)	—	179
Korea Credit Bureau Co., Ltd.	3,313	8,125	909	—	—	(90)	—	8,944
Korea Finance Security Co., Ltd.	3,267	3,066	(93)	—	—	—	—	2,973
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(917)	—	(567)	—	—	13,548
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	1,049	—	(3,497)	(631)	—	10,159
K BANK Co., Ltd. (*1)	236,232	174,097	63,770	—	—	—	221	238,088
Smart Private Equity Fund No.2	—	1,481	(796)	—	(685)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	476	2,788	218	—	(1,624)	(176)	—	1,206
Partner One Value Up I Private Equity Fund	5,039	9,816	2,455	—	(4,961)	(800)	—	6,510
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	14,236	9,756	—	5,040	(560)	—	—	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,192	4,129	—	63	—	—	—	4,192
LOTTE CARD Co.,Ltd.	346,810	422,832	24,275	—	—	(10,374)	5,470	442,203
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	30	—	—	—	—	10,053
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	46	—	—	—	—	4,025
Union Technology Finance Investment Association	10,500	4,485	(260)	6,000	—	—	—	10,225
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	166	—	—	(141)	12	3,271
Woori G Clean Energy No.1	2,477	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	370	—	—	(370)	—	15,118
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	87	1,392	—	(84)	—	7,008
Woori Corporate Private Securities Fund 1(Bond)	10,000	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	20,000	—	—	20,000	(20,000)	—	—	—
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	—	(8)	10,000	—	—	—	9,992
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	—	574	50,000	—	—	—	50,574
WOORI TAERIM 1st Fund	1,100	283	714	—	—	—	—	997
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(15)	—	—	—	—	979
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(2)	1,000	—	—	—	998

	For the nine-month period ended September 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2021
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	6,076	(71)	—	—	—	35	6,040
Woori Star50 Master Fund ClassC-F	200	184	35	—	(219)	—	—	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	200	—	3	—	201	—	—	204
Woori Hanhwa Eureka Private Equity Fund	186	403	130	—	(214)	—	—	319
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	62	—	—	(370)	(6)	9,879
Woori Zip 1	16,380	—	—	16,380	(5,355)	—	—	11,025
Woori Zip 2	22,883	—	—	22,855	(7,481)	—	—	15,374
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(437)	299	—	—	—	28,912
Dream Company Growth no.1 PEF	8,000	7,705	693	—	—	(471)	—	7,927
HMS-Oriens 1st Fund	12,000	12,000	377	—	—	—	—	12,377
Woori G Senior Loan No.1	73,610	52,045	2,024	21,651	—	(1,255)	—	74,465
Genesis Eco No.1 Private Equity Fund	11,805	—	(729)	11,805	—	—	—	11,076
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,300	—	(88)	17,700	—	—	—	17,612
PCC-Woori LP Secondary Fund	10,100	8,128	369	2,525	—	—	—	11,022
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	756	20,000	(30,000)	(2,503)	—	81,727
Woori-Q Corporate Restructuring Private Equity Fund	20,267	22,904	901	119	(2,996)	—	—	20,928
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,840	38,342	21,067	12,799	(32,532)	(10,754)	—	28,922

	1,159,316	993,291	116,814	231,191	(123,488)	(28,901)	5,732	1,194,639

(*1)	70,120 million Won is included in deemed gains on disposal due to a decrease in the percentage of ownership due to an unequal capital increase.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 67 million Won for Force TEC Co., Ltd. and 1 million Won for KUM HWA Co., Ltd.

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,564	2,315	14,386	1,238	—	1,238
Korea Credit Bureau Co., Ltd.	144,334	88,052	105,259	14,991	—	14,991
Korea Finance Security Co., Ltd.	29,070	12,463	34,857	(3,077)	—	(3,077)
Woori Growth Partnerships New Technology Private Equity Fund	47,548	182	3,981	2,367	—	2,367
2016KIF-IMM Woori Bank Technology Venture Fund	48,666	364	658	(6,908)	—	(6,908)
K BANK Co., Ltd.	15,495,987	13,738,981	321,688	60,387	(42,023)	18,364
Woori Bank-Company K Korea Movie Asset Fund(*1)	1,743	—	402	402	—	402
Partner One Value Up I Private Equity Fund	15,964	1	2	(12,262)	—	(12,262)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	52,422	196	7,975	7,359	—	7,359
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,709	95	1	(285)	—	(285)
LOTTE CARD Co.,Ltd (*2)	19,020,160	16,316,622	1,184,776	175,848	31,518	207,366
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,181	1	152	143	—	143
Union Technology Finance Investment Association	48,899	290	224	(672)	—	(672)
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
BTS 2nd Private Equity Fund	15,027	328	1	(431)	—	(431)
Japanese Hotel Real Estate Private Equity Fund 2	14,820	14	760	698	(582)	116
Woori Seoul Beltway Private Special Asset Fund No.1	36,869	2	686	654	—	654
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	676,853	113,021	8,264	6,528	—	6,528
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	60,075	7	624	558	—	558
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	—	—	(103)	—	(103)
KIWOOM WOORI Financial 1st Investment Fund	10,597	55	1	(166)	—	(166)
DeepDive WOORI 2021-1 Financial Investment Fund	7,424	12	57	(66)	—	(66)
Darwin Green Packaging Private Equity Fund	19,408	—	2,215	1,981	—	1,981
DS Power Semicon Private Equity Fund	14,181	40	1,100	892	—	892
Koreawide partners 2nd Private Equity Fund	77,307	2,306	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,010	62,357	1	(49)	—	(49)
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	68,272	55	2,372	2,163	—	2,163
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,663	3	301	(695)	—	(695)
Woori Together TDF 2025	8,458	28	1,470	(1,120)	—	(1,120)
Woori Together TDF 2030	8,394	28	1,564	(1,268)	—	(1,268)
Woori Hanhwa Eureka Private Equity Fund	9,933	30	167	(6,251)	—	(6,251)
Aarden Woori Apparel 1st Private Equity Fund	20,826	83	8	(244)	—	(244)
Woori Dyno 1st Private Equity Fund	10,178	42	127	(63)	—	(63)
Australia Green Energy 1st PEF	123,966	1	2	(35)	—	(35)
Godo Kaisha Oceanos 1	63,958	45,353	2,226	75	—	75
Woori Zip 1	50,362	34,525	1,601	21	—	21
Woori Zip 2	71,269	49,015	2,324	(171)	—	(171)
Force TEC Co., Ltd.	9,019	22,617	17,139	(1,947)	(290)	(2,237)
KUM HWA Co., Ltd.	4	155	—	(4)	—	(4)
Jinmyung Plus Co.,Ltd.	629	565	119	(33)	—	(33)

	September 30, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)
Dream Company Growth no.1 PEF	28,394	44	1,695	1,556	—	1,556
HMS-Oriens 1st Fund	56,474	4	2,070	1,660	—	1,660
Woori G Senior Loan Private Placement Investment Trust No.1	380,059	21	13,951	13,138	—	13,138
Genesis Eco No.1 Private Equity Fund	38,858	2	47	(433)	—	(433)
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,311	396	7	(592)	—	(592)
Midas No. 8 Private Equity Joint Venture Company	66,153	234	1,901	1,191	—	1,191
Orchestra Private Equity Fund IV	34,555	—	1	(574)	—	(574)
Synaptic Green No.1 PEF	37,195	1	2	(806)	—	(806)
IGEN2022No. 1 Private Equity Fund	32,485	122	—	2,739	—	2,739
PCC-Woori LP Secondary Fund	32,445	—	854	173	—	173
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	37,859	—	3,691	(2,567)	—	(2,567)
Woori-Q Corporate Restructuring Private Equity Fund	80,535	272	3,019	725	—	725
Woori-Shinyoung Growth-Cap Private Equity Fund I	113,503	308	31,151	30,227	—	30,227

(*1)	It was dissoluted and will be liquidated. It is financial information as of December 16, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
Associate (*)	Number of shares owned	Ownership (%)
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	10,191	28.6
S.WIN Co., Ltd.	20,301	20.0
Choongang Network Solution Co., Ltd.	90,006	25.7

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of September 30, 2022 and December 31, 2021, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,249	4.9	210	—	—	—	210
Korea Credit Bureau Co., Ltd.	56,282	9.9	5,580	246	—	—	5,826
Korea Finance Security Co., Ltd.	16,607	15.0	2,491	—	—	—	2,491
Woori Growth Partnerships New Technology Private Equity Fund	47,367	23.1	10,931	—	—	—	10,931
2016KIF-IMM Woori Bank Technology Venture Fund	48,301	20.0	9,660	—	—	—	9,660
K BANK Co., Ltd. (*)	1,755,730	12.6	220,796	21,894	—	—	242,690
Woori Bank-Company K Korea Movie Asset Fund	1,743	25.0	436	—	—	—	436
Partner One Value Up Ist Private Equity Fund	15,964	23.3	3,713	—	—	—	3,713
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	52,226	20.0	10,445	—	—	—	10,445
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,614	25.0	3,903	—	—	401	4,304
LOTTE CARD Co., Ltd (*)	2,471,270	20.0	494,254	—	—	—	494,254
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,180	100.0	10,179	—	—	—	10,179
Union Technology Finance Investment Association	48,609	29.7	14,438	—	—	—	14,438
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
BTS 2nd Private Equity Fund	14,699	20.0	2,940	—	—	—	2,940
Japanese Hotel Real Estate Private Equity Fund No.2	14,806	19.9	2,941	—	—	—	2,941

	September 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Seoul Beltway Private Special Asset Fund No.1	36,867	25.0	9,217	—	—	—	9,217
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	563,832	28.6	161,107	—	—	—	161,107
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	60,068	16.7	10,019	—	—	—	10,019
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,344	20.0	469	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	10,542	9.1	958	—	—	—	958
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	11.9	882	—	—	—	882
Darwin Green Packaging Private Equity Fund	19,408	20.4	3,961	—	—	—	3,961
DS Power Semicon Private Equity Fund	14,141	21.0	2,967	—	—	—	2,967
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,653	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	68,217	0.2	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,660	22.8	1,058	—	—	—	1,058
Woori Together TDF 2025	8,430	23.5	2,004	—	—	—	2,004
Woori Together TDF 2030	8,366	24.1	2,038	—	—	—	2,038
Woori Hanhwa Eureka Private Equity Fund	9,903	0.8	80	—	—	—	80
Aarden Woori Apparel 1st Private Equity Fund	20,743	0.5	98	—	—	—	98
Woori Dyno 1st Private Equity Fund	10,136	19.6	1,988	—	—	—	1,988
Australia Green Energy 1st PEF	123,965	4.0	4,912	—	—	—	4,912
Godo Kaisha Oceanos 1	18,605	47.8	8,894	—	—	—	8,894
Woori Zip 1	15,837	63.4	10,048	—	—	—	10,048
Woori Zip 2	22,254	63.3	14,093	—	—	—	14,093
Force TEC	(13,598)	24.5	(3,337)	—	—	3,337	—
KUM HWA Co., Ltd.	(151)	20.1	(30)	—	—	30	—
Jinmyung Plus Co.,Ltd.	64	21.3	13	—	—	—	13
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,350	27.8	7,875	—	—	—	7,875
HMS-Oriens 1st Fund	56,470	22.8	12,883	—	—	—	12,883
Woori G Senior Loan General Type Private Investment Trust No.1	380,038	21.7	82,276	—	—	—	82,276
Genesis Eco No.1 Private Equity Fund	38,856	29.0	11,262	—	—	—	11,262
Paratus Woori Material Component Equipment joint venture company	57,915	29.9	17,316	—	—	—	17,316
Midas No. 8 Private Equity Joint Venture Company	65,919	28.5	18,777	—	—	—	18,777
Orchestra Private Equity Fund IV	34,555	28.2	9,734	—	—	—	9,734
Synaptic Green No.1 PEF	37,194	21.1	7,830	—	—	—	7,830

	September 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
IGEN2022No. 1 Private Equity Fund	32,363	24.8	8,040	—	—	—	8,040
PCC-Woori LP Secondary Fund	32,445	38.8	12,602	—	—	—	12,602
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	37,859	25.1	9,510	—	—	—	9,510
Woori-Q Corporate Restructuring Private Equity Fund	80,263	35.5	28,506	—	—	—	28,506
Woori-Shinyoung Growth-Cap Private Equity Fund I	113,195	35.0	39,583	—	—	—	39,583

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
Woori G Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Acquisition cost	422,211	415,163
Accumulated depreciation	(30,146)	(25,582)
Accumulated impairment losses	(86)	(86)

Net carrying value	391,979	389,495

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Beginning balance	389,495	387,464
Disposal	(1,194)	—
Depreciation	(2,958)	(2,106)
Transfer	5,995	1,643
Foreign currencies translation adjustments	641	1,991
Others	—	185

Ending balance	391,979	389,177

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,699,298	736,597	243,958	58,941	31,842	1	2,770,637
Right-of-use asset	—	368,251	17,430	—	—	—	385,681

Carrying value	1,699,298	1,104,848	261,388	58,941	31,842	1	3,156,318

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544

Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

(2)	Details of premises and equipment (owned) as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,699,958	1,078,213	1,166,617	477,879	31,842	20	4,454,529
Accumulated depreciation	—	(341,616)	(922,659)	(418,938)	—	(19)	(1,683,232)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,699,298	736,597	243,958	58,941	31,842	1	2,770,637

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	28	10,200	50,053	20,499	31,402	—	112,182
Disposals	(20,048)	(822)	(761)	(616)	—	—	(22,247)
Depreciation	—	(24,077)	(72,501)	(15,711)	—	—	(112,289)
Classified as held-for-sale	(6,405)	(6,704)	—	—	—	—	(13,109)
Transfer	(2,290)	(3,705)	—	—	—	—	(5,995)
Foreign currencies translation adjustments	2,349	1,226	5,350	3,260	237	—	12,422
Acquisitions through business combination	5,917	3,523	2,586	—	—	—	12,026
Others	422	(8)	870	155	(2,968)	—	(1,529)

Ending balance	1,699,298	736,597	243,958	58,941	31,842	1	2,770,637

	For the nine-month period ended September 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	12,791	43,294	14,957	9,838	—	80,880
Disposals	—	(1,969)	(1,430)	(867)	—	—	(4,266)
Depreciation	—	(25,160)	(69,945)	(15,892)	—	(1)	(110,998)
Classified as held-for-sale	(759)	(1,412)	—	—	—	—	(2,171)
Transfer	(1,590)	(53)	12,606	—	(12,606)	—	(1,643)
Foreign currencies translation adjustments	994	654	2,695	1,458	104	—	5,905
Others	3,057	(3,066)	(283)	(418)	(1,066)	—	(1,776)

Ending balance	1,727,747	768,825	255,162	49,323	4,516	1	2,805,574

(4)	Details of right-of-use assets as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	707,576	32,333	739,909
Accumulated depreciation	(339,325)	(14,903)	(354,228)

Net carrying value	368,251	17,430	385,681

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	157,667	8,391	166,058
Changes in contract	(12,217)	45	(12,172)
Termination	(12,768)	(775)	(13,543)
Depreciation	(157,380)	(8,352)	(165,732)
Acquisitions through business combination	819	—	819
Others	24,650	57	24,707

Ending balance	368,251	17,430	385,681

	For the nine-month period ended September 30, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	140,112	14,390	154,502
Changes in contract	4,262	184	4,446
Termination	(42,235)	(1,176)	(43,411)
Depreciation	(173,679)	(7,898)	(181,577)
Others	25,273	(227)	25,046

Ending balance	388,865	17,696	406,561

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	429,228	2,164	724,583	1,236,240	42,011	8,071	2,442,297
Accumulated amortization	—	(1,520)	(518,675)	(1,009,508)	—	—	(1,529,703)
Accumulated impairment losses	—	—	—	(33,552)	(3,413)	—	(36,965)

Net carrying value	429,228	644	205,908	193,180	38,598	8,071	875,629

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	107	62,436	39,621	1,917	5,020	109,101
Disposal	—	—	—	(2)	(1,131)	—	(1,133)
Amortization (*)	—	(186)	(64,484)	(55,763)	—	—	(120,433)
Impairment losses	—	—	—	—	(6)	—	(6)
Transfer	—	—	300	182	—	(482)	—
Acquisitions through business combination	57,670	—	—	7,795	—	—	65,465
Foreign currencies translation adjustments	26,109	—	(3)	5,622	222	818	32,768
Others	—	—	(49)	2,543	(11)	1,998	4,481

Ending balance	429,228	644	205,908	193,180	38,598	8,071	875,629

(*)	Amortization of other intangible assets amounting to 10,967 million Won is included in other operating expenses.

	For the nine-month period ended September 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	128	52,793	31,258	1,607	791	86,577
Disposal	—	—	—	—	(334)	—	(334)
Amortization (*)	—	(170)	(60,263)	(51,288)	—	—	(111,721)
Impairment losses	—	—	—	(18)	(133)	—	(151)
Transfer	—	—	3,749	2,920	—	(6,669)	—
Foreign currencies translation adjustments	10,917	—	—	2,877	201	—	13,995
Others	—	—	—	1,064	(200)	534	1,398

Ending balance	345,207	667	205,152	192,258	37,232	1,325	781,841

(*)	Amortization of other intangible assets amounting to 10,386 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	September 30, 2022	December 31, 2021
Premises and equipment	13,692	8,900
Investments of associates	—	11,472
Others	4,089	5,955

Total	17,781	26,327

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from September 30, 2022 and December 31, 2021.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Lease assets	2,505,789	1,782,887
Prepaid expenses	389,219	189,808
Advance payments	71,068	61,042
Assets for non-business use	21,573	16,248
Others	84,814	38,965

Total	3,072,463	2,088,950

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Financial instruments at fair value through profit or loss measured at fair value	21,432,954	4,873,458

(2) Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Deposits
Gold banking liabilities	37,737	65,016
Borrowings
Securities sold	60,081	241,174
Derivative liabilities	21,335,136	4,567,268

Total	21,432,954	4,873,458

(3)	The Group does not have financial liabilities at fair value through profit or loss designated as upon initial recognition as of September 30, 2022 and December 31, 2021

(4)

There is no cumulative change in financial liabilities at fair value through profit or loss designated as upon initial recognition due to changes in credit risk as of September 30, 2022 and December 31, 2021.

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Deposits in local currency
Deposits on demand	13,387,338	18,029,136
Deposits at termination	263,108,956	254,319,473
Mutual installment	23,627	24,620
Deposits on notes payables	3,507,697	2,954,066
Deposits on CMA	72,122	92,360
Certificate of deposits	4,784,299	3,586,423
Other deposits	1,222,272	1,286,719

Sub-total	286,106,311	280,292,797

Deposits in foreign currencies
Deposits in foreign currencies	46,286,957	37,643,900

Present value discount	(46,163)	(36,826)

Total	332,347,105	317,899,871

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 1.3	3,073,720
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,062,857
Others	The Korea Development Bank and others	0.0 ~ 6.3	12,376,682

Sub-total			17,513,259

Borrowings in foreign currencies
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.4) ~ 10.6	13,956,552
Bills sold	Others	0.0 ~ 2.1	3,474
Call money	Bank and others	0.8 ~ 7.0	785,523
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.0	1,229,124
Present value discount			(87,527)

Total			33,400,405

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026

Borrowings in foreign currencies (*)
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

(*)	Included borrowings in foreign currencies under fair value hedge amounting to 35,694 million Won as of December 31, 2021.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 5.2	41,222,707	0.7 ~ 3.6	37,004,942
Subordinated bonds	1.9 ~ 5.1	6,347,657	1.9 ~ 5.1	6,767,442
Other bonds	1.6 ~ 17.0	1,313,642	0.8 ~ 17.0	911,190

Sub-total		48,884,006		44,683,574

Discounts on bonds		(35,555)		(29,710)

Total		48,848,451		44,653,864

(*)

Included debentures under fair value hedge amounting to 3,449,598 million Won and 2,366,724 million Won as of September 30, 2022 and December 31, 2021 respectively. Also, debentures under cash flow hedge amounting to 1,470,277 million Won and 819,298 million Won are included as of September 30, 2022 and December 31, 2021 respectively.

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Asset retirement obligation	83,183	80,777
Provisions for guarantees (*1)	82,523	74,866
Provisions for unused loan commitments	113,568	112,296
Other provisions (*2)	254,775	308,195

Total	534,049	576,134

(*1)	Provisions for guarantees includes provision for financial guarantee of 55,852 million Won and 53,321 million Won as of September 30, 2022 and December 31, 2021, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,141	(1,141)	—	—
Transfer to expected credit loss for the entire period	(199)	199	—	—
Transfer to credit-impaired financial assets	(3)	(13)	16	—
Provisions used	(3,801)	—	—	(3,801)
Net provision(reversal) of unused amount	(3,030)	6,555	1,137	4,662
Others (*)	6,795	1	—	6,796

Ending balance	53,733	20,870	7,920	82,523

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,613	(2,611)	(2)	—
Transfer to expected credit loss for the entire period	(160)	160	—	—
Transfer to credit-impaired financial assets	(31)	(163)	194	—
Provisions used	(4,978)	—	—	(4,978)
Net provision(reversal) of unused amount	(4,049)	305	(207)	(3,951)
Others (*)	(1,435)	12	—	(1,423)

Ending balance	56,764	14,448	8,028	79,240

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	13,731	(13,645)	(86)	—
Transfer to expected credit loss for the entire period	(2,670)	2,741	(71)	—
Transfer to credit-impaired financial assets	(79)	(299)	378	—
Net provision(reversal) of unused amount	(8,834)	10,040	(314)	892
Others	380	—	—	380

Ending balance	69,968	43,373	227	113,568

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	13,009	(12,655)	(354)	—
Transfer to expected credit loss for the entire period	(2,510)	3,161	(651)	—
Transfer to credit-impaired financial assets	(127)	(265)	392	—
Reversal of unused amount	(9,785)	(2,544)	(303)	(12,632)
Others	132	—	—	132

Ending balance	63,959	43,423	2,273	109,655

(3)	Changes in asset retirement obligation for the nine-month periods ended September 30, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Beginning balance	80,777	68,402
Provisions provided	3,474	1,165
Provisions used	(6,058)	(4,415)
Reversal of provisions unused	(22)	(163)
Unwinding of discount	657	384
Increase in recovery cost and others	4,355	14,873

Ending balance	83,183	80,246

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2022, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the nine-month periods ended September 30, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Beginning balance	308,195	221,494
Provisions provided	8,136	76,049
Provisions used	(14,016)	(8,619)
Reversal of provisions unused (*)	(55,531)	(537)
Foreign currencies translation adjustments	7,971	4,141
Others	20	23

Ending balance	254,775	292,551

(*)

The Group was investigated by U.S. prosecutors (Federal and NY State prosecutors) and other U.S. government agencies for violation of U.S. sanctions against Iran, Sudan, Syria and Cuba while providing Korean-Won settlement service for trading with Iran in the course of its business. The Office of Foreign Assets Control closed the investigation in December 2020 without imposing any other sanctions, and the New York State Financial Supervisory Service also closed the investigation in February 2022 without any additional sanctions. In June 2022, the Group reversed the provision recognized referring the opinion of an independent legal expert that there is a remote possibility of additional sanctions imposed by the U.S. prosecution on this case.

(5)	Others

1)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)

During the period ended December 31, 2020, the Group recognized the provisions as the best estimate due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of September 30, 2022, the provision for this case is 112.4 billion Won.

3)

On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia Fund, etc., which is being delayed in redemption at the board meeting of its subsidiary Woori Bank. The best estimate such as estimated compensation amount for expected customer losses was recognized as provision. As of the end of September 2022, the sales of Platform Asia, Heritage DLS, and Gentoo Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won, respectively, and the provisions are 35.7 billion Won, 13.4 billion Won, and 10.8 billion Won, respectively.

22.	NET DEFINED BENEFIT LIABILITY (ASSET)

The retirement benefit of the Group is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Present value of defined benefit obligation	1,382,258	1,618,098
Fair value of plan assets	(1,534,467)	(1,591,458)

Net defined benefit liabilities (asset) (*)	(152,209)	26,640

(*)

Net defined benefit asset amount of 152,209 million Won as of September 30, 2022 is net amount of defined benefit liability of 43,425 million Won and defined benefit asset of 195,634 million Won. Also, net definied benefit liability amount of 26,640 as of December 31, 2021 is net amount of defined benefit liability of 47,986 and defined benefit asset of 21,346 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30
		2022	2021
	Beginning balance	1,618,098	1,610,680
	Current service cost	124,869	133,844
	Interest cost	36,131	29,821
Remeasurements	Financial assumption	(326,703)	(72,540)
	Demographic assumptions	—	—
	Experience adjustments	10,469	10,716
	Retirement benefit paid	(82,258)	(97,241)
	Foreign currencies translation adjustments	277	130
	Others	1,375	827

	Ending balance	1,382,258	1,616,237

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Beginning balance	1,591,458	1,564,101
Interest income	37,344	30,610
Remeasurements	(15,636)	(11,476)
Employer’s contributions	6,000	62,509
Retirement benefit paid	(84,715)	(96,526)
Others	16	24

Ending balance	1,534,467	1,549,242

(4)	Fair value of plan assets as of September 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Cash and due from banks	1,534,467	1,591,458

Meanwhile, among plan assets, realized returns on plan assets amount to 21,708 million Won and 19,134 million Won for the nine-month periods ended September 30, 2022 and 2021, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows: (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Current service cost	124,869	133,844
Net interest expense(income)	(1,213)	(789)

Cost recognized in net income	123,656	133,055

Remeasurements (*)	(300,598)	(50,348)

Cost (income) recognized in total comprehensive income	(176,942)	82,707

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 3,266 million Won and 3,572 million Won for the nine-month periods ended September 30, 2022 and 2021, respectively.

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	13,036,448	6,969,170
Accrued expenses	2,385,271	2,070,639
Borrowings from trust accounts	3,246,887	3,107,456
Agency business revenue	1,040,175	433,041
Foreign exchange payables	685,858	782,176
Domestic exchange settlement credits	3,724,376	6,708,220
Lease liabilities	341,548	343,213
Other miscellaneous financial liabilities	8,295,238	3,772,437
Present value discount	(20,018)	(15,322)

Sub-total	32,735,783	24,171,030

Other liabilities:
Unearned income	341,195	291,147
Other miscellaneous liabilities	356,808	265,706

Sub-total	698,003	556,853

Total	33,433,786	24,727,883

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	43,220	—	—	—	—	—	—
Forwards	2,620,000	—	—	287,300	—	—	—
Swaps	149,233,542	4,129	—	483,355	—	208,641	636,326
Purchase options	170,000	—	—	10,435	—	—	—
Written options	260,000	—	—	—	—	—	18,176
Currency:
Futures	42,872	—	—	—	—	—	—
Forwards	146,058,380	—	—	10,439,088	—	—	4,012,450
Swaps	120,162,371	126,896	—	7,396,335	—	—	14,175,911
Purchase options	969,407	—	—	45,164	—	—	—
Written options	1,335,288	—	—	—	—	—	15,299
Equity:
Futures	657,139	—	—	—	—	—	—
Forwards	233	—	—	120	—	—	—
Swaps	720,369	—	—	159,400	—	—	283
Purchase options	29,850,848	—	—	1,533,087	—	—	—
Written options	34,587,913	—	—	—	—	—	2,476,690

Total	486,711,582	131,025	—	20,354,284	—	208,641	21,335,135

	December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552
Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952
Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR Compounding SOFR, AUD 3M BBSW, CD 3M. The nominal amounts of hedging instruments related to Group are USD 203,335,000, USD 1,950,000,000, USD 525,000,000, AUD 150,000,000 and 150,000 million Won, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the September 30, 2022, the Group has applied fair value hedge on fixed interest rate debentures on local currency amounting to 145,517 million Won and debentures on foreign currency amounting to 3,304,081 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M AUD BBSW 3M, Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the September 30, 2022, the Group has applied cash flow hedge on local currency amounting to 229,878 million Won, debentures on foreign currency amounting to 1,240,399 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which are the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank.

A portion of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank are hedged in USD denominated foreign currency bonds(Carrying amount as of September 30, 2022: USD 864,390,437) and mitigate foreign exchange risk arising from the net assets of subsidiaries.

The bonds was designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the USD/KRW spot exchange rate.

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	September 30, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (KRW)	—	150,000	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	190,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	33,335,000	270,000,000	—	303,335,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	180,000,000	—	260,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	272,390,437	592,000,000	—	864,390,437

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2022 and December 31, 2021 are as follows:

September 30, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR) + 0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M + 0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y + 0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor + 0.79% receipt, KRW 0.80% paid, USD/KRW = 1,226.29
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.86% paid, EUR/KRW = 1,344.08
Hedges of net investment in foreign operations
Currency Risk
Foreign currency bond (USD)	Libor 3M + 0.81% paid
Foreign currency bond (USD)	USD C-SOFR+0.83% paid

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M + 0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD + 0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor + 0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	September 30, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,375,000,000			Derivative assets (designated for hedging)
Interest rate Swap (AUD)	150,000,000	—	208,641	Derivative liabilities (designated for hedging)	(278,133)
Interest rate Swap (KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	190,000	4,129	—	Derivative liabilities (designated for hedging)	3,778
Foreign currency translation risk and interest rate risk
Currency swap (USD)	303,335,000	72,923	—	Derivative liabilities (designated for hedging)	106,233
Foreign currency translation risk
Currency swap (USD)	260,000,000	46,300	—	Derivative liabilities (designated for hedging)	39,471
Currency swap (EUR)	194,780,000	7,673	—		7,458
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond (USD)	864,390,437	—	1,240,227	Foreign currency bond	(173,246)

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	1,850,000,000			Derivative assets (designated for hedging
Interest rate Swap (AUD)	150,000,000	95,086	20,287	Derivative liabilities (designated for hedging)	57,221
Interest rate Swap (EUR)	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap (USD)	470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap (USD)	180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,449,598	—	235,756	Debentures	300,335	—
Cash flow hedge
Interest rate risk
Debentures	—	229,878	—	—	Debentures	(3,742)	2,994
Foreign currencies translation risk and interest rate risk
Debentures	—	435,022	—	—	Debentures	(80,196)	9,576
Foreign currencies translation risk
Debentures	—	805,377	—	—	Debentures	(54,386)	(14,716)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,240,227	—	—	Foreign operations net asset	173,246	125,603

(*)	After tax amount

	December 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	22,202	Other net operating income (expense)
	Foreign exchange rate risk	—	Other net operating income (expense)

		For the nine-month period ended September 30, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	15,263	Other net operating income (expense)
	Foreign exchange rate risk	479	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	3,742	37	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	106,233	—	(3,608)	Other net operating income (expense)	(98,908)	Other net operating income (expense)
	Foreign currencies translation risk	46,929	—	(635)	Other net operating income (expense)	(57,486)	Other net operating income(expense)

		For the nine-month period ended September 30, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,518	91	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	59,263	169	(1,628)	Other net operating income (expense)	(26,041)	Other net operating income (expense)
	Foreign currencies translation risk	10,169	(258)	(223)	Other net operating income (expense)	(95)	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	125,603	—	—

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Beginning balance	29,111	6,939
New transactions	21,659	43,471
Amounts recognized in losses	(23,162)	(24,674)

Ending balance	27,608	25,736

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded as the transaction price at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss at the end of September 30, 2022 and 2021.

26.	EQUITY

(1)	Details of equity as of September 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	2,892,989	2,294,381
Capital surplus
Paid in capital in excess of par	643,544	643,544
Others	38,841	38,841

Sub-total	682,385	682,385

Capital adjustments
Treasury stock	(3,819)	(3,819)
Other adjustments (*1)	(1,780,367)	(1,747,242)

Sub-total	(1,784,186)	(1,751,061)

Accumulated other comprehensive income
Financial assets at FVTOCI	(867,218)	(162,522)
Changes in capital due to equity method	2,064	(138)
Gain(loss) from foreign business translation	489,062	(63,781)
Loss from hedges of net investment in foreign operations	(125,603)	—
Remeasurements of defined benefit plan	21,983	(195,944)
Gain on evaluation of cash flow hedge	2,510	5,553
Capital related to noncurrent assets held for sale	—	279

Sub-total	(477,202)	(416,553)

Retained earnings (*2) (*3)	23,298,284	21,392,564
Non-controlling interest (*4)	2,875,841	3,008,176

Total	31,128,414	28,850,195

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,966,960 million Won and 2,568,367 million Won as of September 30, 2022 and December 31, 2021, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 181,860 million Won and 122,370 million Won as of September 30, 2022 and December 31, 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 2,334,816 million Won and 2,555,166 million Won as of September 30, 2022 and December 31, 2021, respectively, are recognized as non-controlling interests. 77,290 million Won and 100,158 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the nine-month period ended September 30, 2022 and 2021, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	September 30, 2022	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2022	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2021-02-06	—	3.34	400,000	400,000
Securities in local currency	2021-06-12	—	3.23	300,000	300,000
Securities in local currency	2021-10-23	—	3.00	200,000	200,000
Securities in local currency	2022-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	—
Securities in local currency	2022-07-28	—	4.99	300,000	—
Issuance cost				(7,011)	(5,619)

Total				2,892,989	2,294,381

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(970,590)	8,846	257,048	(867,218)
Changes in capital due to equity method	(138)	3,173	—	(971)	2,064
Gain(loss) on foreign currency translation of foreign operations	(63,781)	569,194	—	(16,351)	489,062
Gain(loss) on hedges of net investment in foreign operations	—	(173,246)	—	47,643	(125,603)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	300,589	—	(82,662)	21,983
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	(4,176)	(21)	1,154	2,510
Capital related to non-current assets held for sale	279	(385)	—	106	—

Total	(416,553)	(275,441)	8,825	205,967	(477,202)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to 10,343 million Won and (279) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

	For the nine-month period ended September 30, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	(40,336)	(45,830)	21,900	(74,099)
Changes in capital due to equity method	(2,609)	5,445	—	(1,961)	875
Gain(loss) on foreign currency translation of foreign operations	(298,363)	228,423	—	(4,542)	(74,482)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	50,334	—	(13,842)	(224,703)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	4,340	1,221	(242)	3,933
Capital related to non-current assets held for sale	1,226	(1,242)	—	341	325

Total	(572,160)	246,964	(44,609)	1,654	(368,151)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to non-current assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (1,354) million Won, 906 million Won and (901) million Won are due to disposal of equity securities at FVTOCI, investment stocks accounted for using the equity method and assets held for sale during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Beginning balance	2,966,960	2,568,367
Planned provision(reversal) of regulatory reserve for credit loss	(67,358)	398,593

Ending balance	2,899,602	2,966,960

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Net income before regulatory reserve	933,385	2,792,689	824,396	2,361,647
Provision(reversal) of regulatory reserve for credit loss	(28,262)	(67,358)	111,154	275,001
Adjusted net income after the provision of regulatory reserve	961,647	2,860,047	713,242	2,086,646
Dividends to hybrid securities	(22,225)	(63,600)	(17,350)	(48,900)
Adjusted net income after regulatory reserve and dividends to hybrid securities	939,422	2,796,447	695,892	2,037,746
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,291	3,843	959	2,817

(6)	Treasury stocks

Changes in treasury stocks for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: number of shares and Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Number of shares	Carrying amount	Number of shares	Carrying amount
Beginning balance	343,991	3,819	2	—
Acquisition	—	—	343,989	3,819
Disposal	—	—	—	—
Ending balance	343,991	3,819	343,991	3,819

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2022 and were paid in April 2022.

(2)

On July 22, 2022, in accordance with a resolution of the Board of Directors, the Group declared the interim dividend of 150 Won per share (total dividend of 109,209 million Won) with June 30, 2022, and the dividends were paid in August 2022.

28.	NET INTEREST INCOME

(1)	Details of interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	30,153	67,888	10,866	33,286
Financial assets at FVTOCI	160,952	452,534	90,588	266,195
Financial assets at amortized cost
Securities at amortized cost	135,655	323,763	78,259	239,631
Loans and other financial assets at amortized cost
Interest on due from banks	73,087	113,240	12,516	32,454
Interest on loans	3,412,647	9,050,827	2,283,458	6,598,961
Interest of other receivables	12,407	30,064	7,293	22,924

Subtotal	3,498,141	9,194,131	2,303,267	6,654,339

Total	3,824,901	10,038,316	2,482,980	7,193,451

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Interest on deposits due to customers	1,070,504	2,512,075	454,996	1,367,342
Interest on borrowings	171,743	355,431	68,475	164,340
Interest on debentures	282,637	701,150	178,881	538,037
Other interest expense	53,754	116,436	12,576	29,289
Interest on lease liabilities	1,937	5,576	1,800	5,572

Total	1,580,575	3,690,668	716,728	2,104,580

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	45,375	115,647	46,249	142,240
Fees and commission received related to credit	45,010	148,129	47,497	154,306
Fees and commission received for electronic finance	32,730	98,682	32,942	99,638
Fees and commission received on foreign exchange handling	14,675	42,485	13,952	41,491
Fees and commission received on foreign exchange	25,834	70,779	19,491	51,430
Fees and commission received for guarantee	14,003	62,115	19,974	56,046
Fees and commission received on credit card	150,342	446,091	140,717	419,240
Fees and commission received on securities business	23,973	80,663	25,768	83,513
Fees and commission from trust management	65,439	203,946	57,372	155,807
Fees and commission received on credit information	2,657	7,754	2,456	7,555
Fees and commission received related to lease	150,851	413,028	97,498	266,132
Other fees	53,635	146,808	42,199	134,633

Total	624,524	1,836,127	546,115	1,612,031

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	77,248	223,751	59,330	186,319
Credit card commission	118,646	330,355	106,664	310,180
Brokerage commission	394	1,081	587	1,143
Others	3,716	10,036	3,212	8,613

Total	200,004	565,223	169,793	506,255

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	40,774	101,129	128,710	243,152
Dividend income related to financial assets at FVTOCI	3,539	22,106	3,489	19,785

Total	44,313	123,235	132,199	262,937

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from assets held
Equity securities	3,539	22,106	3,489	19,785

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on financial instruments at FVTPL measured at fair value	328,551	669,978	101,797	238,102
Gain(loss) on financial instruments at FVTPL designated as upon initial recognition	—	—	—	102

Total	328,551	669,978	101,797	238,204

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2022		Periods ended September 30, 2021
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	50,715	315,146	51,753	197,197
		Loss on transactions and valuation	(285,307)	(620,011)	(65,275)	(164,756)

		Sub-total	(234,592)	(304,865)	(13,522)	32,441

	Loans	Gain on transactions and valuation	1,747	10,268	4,288	18,377
		Loss on transactions and valuation	608	(1,922)	(331)	(4,412)

		Sub-total	2,355	8,346	3,957	13,965

	Other financial assets	Gain on transactions and valuation	4,431	20,908	6,121	13,940
		Loss on transactions and valuation	(3,205)	(11,396)	(4,847)	(10,259)

		Sub-total	1,226	9,512	1,274	3,681

Sub-total			(231,011)	(287,007)	(8,291)	50,087

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,147,630	4,768,289	456,140	1,302,063
		Loss on transactions and valuation	(1,517,085)	(3,171,025)	(423,691)	(1,169,665)

		Sub-total	630,545	1,597,264	32,449	132,398

	Currency derivatives	Gain on transactions and valuation	11,943,991	21,870,380	4,498,144	9,030,249
		Loss on transactions and valuation	(11,951,370)	(22,450,056)	(4,413,937)	(8,980,937)

		Sub-total	(7,379)	(579,676)	84,207	49,312

	Equity derivatives	Gain on transactions and valuation	1,376,789	2,937,561	303,661	1,368,291
		Loss on transactions and valuation	(1,440,431)	(2,998,219)	(307,253)	(1,358,205)

		Sub-total	(63,642)	(60,658)	(3,592)	10,086

	Other derivatives	Gain on transactions and valuation	38	55	—	—
		Loss on transactions and valuation	—	—	(2,976)	(3,781)

		Sub-total	38	55	(2,976)	(3,781)

Sub-total			559,562	956,985	110,088	188,015

Net total			328,551	669,978	101,797	238,102

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on equity-linked securities	—	—	—	102

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on redemption of securities	1	(7)	(8)	(18)
Gain(loss) on transactions of securities	(7,197)	(8,839)	779	45,848

Total	(7,196)	(8,846)	771	45,830

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Impairment loss due to credit loss on financial assets measured at FVTOCI	(407)	(187)	(468)	(2,565)
Provision for impairment loss due to credit loss on securities at amortized cost	(1,699)	(2,534)	(327)	(34)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(130,248)	(613,759)	(104,930)	(325,645)
Reversal of(provision for) provision on guarantee	5,007	(4,662)	(3,646)	3,951
Reversal of(provision for) unused loan commitment	2,176	(892)	2,286	12,632

Total	(125,171)	(622,034)	(107,085)	(311,661)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2022		Periods ended September 30, 2021
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	424,736	1,250,909	405,650	1,199,919
		Employee fringe benefits	126,582	424,465	131,487	400,739
	Share based payment		(2,818)	3,584	2,344	10,202
	Retirement benefit service costs		42,450	126,922	45,625	136,627
	Termination		—	118	279	834

		Subtotal	590,950	1,805,998	585,385	1,748,321

Depreciation and amortization			125,216	387,487	129,405	393,910

Other general and administrative expenses	Rent		25,585	68,348	22,781	63,517
	Taxes and public dues		32,326	123,266	28,751	107,280
	Service charges		58,483	171,755	58,564	172,279
	Computer and IT related		32,838	92,859	30,275	85,509
	Telephone and communication		20,657	60,009	19,437	57,049
	Operating promotion		14,853	39,214	10,465	29,424
	Advertising		39,777	84,740	21,356	49,707
	Printing		1,407	4,275	1,262	4,282
	Traveling		3,050	7,632	1,801	5,170
	Supplies		1,975	5,967	1,887	5,299
	Insurance premium		3,518	9,284	2,578	7,618
	Maintenance		5,924	16,468	5,457	15,235
	Water, light, and heating		4,472	12,451	3,943	11,270
	Vehicle maintenance		4,024	10,796	3,043	8,245
	Others		14,668	36,276	10,958	28,726

		Sub-total	263,557	743,340	222,558	650,610

	Total		979,723	2,936,825	937,348	2,792,841

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Gain on transactions of foreign exchange	144,095	467,748	75,413	408,153
Gain related to derivatives (Designated for hedging)	88,198	157,349	34,583	61,060
Gain on fair value hedged items	101,351	300,335	11,664	72,926
Others	56,869	199,834	16,537	68,751

Total	390,513	1,125,266	138,197	610,890

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Losses on transactions of foreign exchange	570,930	958,899	135,178	352,476
KDIC deposit insurance premium	107,137	313,647	103,039	301,257
Contribution to miscellaneous funds	103,319	298,507	94,309	270,910
Losses related to derivatives (Designated for hedging)	97,293	280,649	8,242	61,601
Losses on fair value hedged items	—	—	1,947	1,947
Others (*)	178,293	489,308	95,697	281,962

Total	1,056,972	2,341,010	438,412	1,270,153

(*)

Other expense includes such expenses amounting to 10,967 million Won and 10,386 million Won, respectively, of intangible asset amortization expense and expenses amounting to 280,931 million Won and 177,592 million Won, respectively, of lease asset amortization expense for the nine-month periods ended September 30, 2022 and 2021, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2022 and December 31, 2021 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		11,293 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		0.25 years
Number of shares remaining	As of September 30, 2022	602,474 shares
	As of December 31, 2021	602,474 shares
Number of shares granted (*2)	As of September 30, 2022	602,474 shares
	As of December 31, 2021	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		10,737 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2022	944,343 shares
	As of December 31, 2021	944,343 shares
Number of shares granted (*2)	As of September 30, 2022	944,343 shares
	As of December 31, 2021	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		10,208 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares
Number of shares granted (*2)	As of September 30, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		9,706 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2022	726,163 shares
	As of December 31, 2021	—
Number of shares granted (*2)	As of September 30, 2022	726,163 shares
	As of December 31, 2021	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2022 and December 31, 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 35,276 million Won and 31,597 million Won, respectively, including the book value of liabilities related to key management of 16,736 million Won and 13,319 million Won, respectively.

35.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Gains on valuation of investments in joint ventures and associates	31,820	70,978	18,847	57,549
Losses on valuation of investments in joint ventures and associates	280	(13,866)	1,694	(9,977)
Impairment losses of investments in joint ventures and associates	—	(17,727)	—	(790)

Total	32,100	39,385	20,541	46,782

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating incomes	18,818	133,077	92,821	159,152
Other non-operating expenses	(33,261)	(119,007)	(70,148)	(128,812)

Total	(14,443)	14,070	22,673	30,340

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	5,336	18,225	4,583	13,747
Gains on disposal of investments in joint ventures and associates	38	599	70,644	70,644
Gains on disposal of premises and equipment, intangible assets and other assets	267	41,986	12,977	46,322
Reversal of impairment loss of premises and equipment, intangible assets and other assets	(32)	136	(4)	92
Others (*)	13,209	72,131	4,621	28,347

Total	18,818	133,077	92,821	159,152

(*)	Others include other extraordinary gains related to other provisions amount of 49,055 million Won for the nine-month periods ended September 30, 2022.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	980	2,958	695	2,106
Operating expenses on investment properties	380	1,034	301	868
Losses on disposal of investments in joint ventures and associate	—	116	110	110
Losses on disposal of premises and equipment, intangible assets and other assets	735	2,222	1,135	2,933
Impairment losses of premises and equipment, intangible assets and other assets	55	390	2	641
Donation	23,568	28,411	3,473	25,516
Others (*)	7,543	83,876	64,432	96,638

Total	33,261	119,007	70,148	128,812

(*)

Others include other extraordinary losses related to embezzlement amount of 62,196 million Won and other extraordinary losses related to other provisions amount of 99 million Won for the nine-month periods ended September 30, 2022.

Others include other extraordinary losses related to other provisions amount of 69,769 million Won for the nine-month periods ended September 30, 2021.

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2022	2021
Current tax expense
Current tax expense with respect to the current period	1,082,374	710,901
Adjustments recognized in the current period in relation to the tax expense of prior periods	(13,917)	(18,714)

Sub-total	1,068,457	692,187

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	(310,878)	97,242
Income tax expense directly attributable to equity	205,967	1,654
Others	(116)	—

Sub-total	(105,027)	98,896

Income tax expense	963,430	791,083

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2022, is 25.6% (The weighted average annual effective tax rate for the September 30, 2021, is 25.1%).

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended September 30, 2022		Periods ended September 30, 2021
	Three-month	Nine-month	Three-month	Nine-month
Net income attributable to common shareholders	899,811	2,661,745	778,238	2,197,936
Dividends to hybrid securities	(22,225)	(63,600)	(17,350)	(48,900)
Net income attributable to common shareholders	877,586	2,598,145	760,888	2,149,036
Weighted average number of common shares outstanding (Unit: million shares)	728	728	725	723
Basic EPS (Unit: Korean Won)	1,206	3,570	1,049	2,971

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the nine-month period ended September 30, 2022
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-09-30	728,060,549	273	198,760,529,877
Treasury stocks	2022-01-01 ~ 2022-09-30	(343,991)	273	(93,909,543)

Sub-total (①)				198,666,620,334

Weighted average number of common shares outstanding (②=(①/273)				727,716,558

	For the nine-month period ended September 30, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-09-30	722,267,683	273	197,179,077,459
Treasury stocks	2021-01-01 ~ 2021-09-30	(2)	273	(546)
Issuance of new shares (comprehensive share exchange)	2021-08-10 ~ 2021-09-30	5,792,866	52	301,229,032
Acquisition of treasury stocks	2021-08-10 ~ 2021-09-30	(343,989)	52	(17,887,428)

Sub-total (①)				197,462,418,517

Weighted average number of common shares outstanding (②=(①/273)				723,305,562

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2022 and 2021.

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Confirmed guarantees
Guarantee for loans	41,557	38,897
Acceptances	501,493	622,758
Guarantees in acceptances of imported goods	100,192	111,195
Other confirmed guarantees	7,723,574	7,215,557

Sub-total	8,366,816	7,988,407

Unconfirmed guarantees
Local letters of credit	221,201	243,072
Letters of credit	3,415,052	3,186,513
Other unconfirmed guarantees	1,172,633	778,088

Sub-total	4,808,886	4,207,673

Commercial paper purchase commitments and others	741,367	791,729

Total	13,917,069	12,987,809

(*)	The amount of financial guarantees are 4,090,433 million Won and 3,960,383 million Won as of September 30, 2022 and December 31, 2021, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Loan commitments	120,893,557	114,414,462
Other commitments (*)	6,673,160	5,652,557

(*)

The amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,478,003 million Won and 2,225,226 million Won as of September 30, 2022 and December 31, 2021, respectively.

(3)	Litigation case

As of September 30, 2022 and December 31, 2021, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 520 cases (litigation value of 575,835 million Won) and 475 cases (litigation value of 578,505 million Won) as of September 30, 2022 and December 31, 2021 respectively, and provisions for litigations are 25,675 million Won and 24,823 million Won.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 123,166 million Won as other financial liabilities for the second sales agreement.

2)

As of September 30, 2022, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 93 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of September 30, 2022, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 3,199,736 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of September 30, 2022 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

As of September 30, 2022, Woori Asset Trust Co., Ltd, a subsidiary, could borrow part of its total business expense related to its 8 development trust contracts including Boutique Terrace Haeundae Hotel from trust accounts, and the maximum amount of additional loan amount (unused loan commitment) is 54,845 million Won. In relation to those projects, the Group’s trust accounts loan is not unconditional payment obligation, and it would be judged by considering all related matters such as its own account and the fund balance plan for each trust projects.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2022 and December 31, 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2022 and 2021 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2022	December 31, 2021
Associates	W Service Networks Co., Ltd.	Loans	22	20
		Deposits due to customers	3,413	2,832
		Accrued expenses	7	6
		Other liabilities	419	425
	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits due to customers	3,149	1,557
		Other liabilities	16	—
	Korea Finance Security Co., Ltd.	Loans	3,527	3,425
		Loss allowance	(43)	(6)
		Deposits due to customers	2,147	1,887
		Other liabilities	7	2
	LOTTE CARD Co., Ltd.	Loans	938	3,750
		Account receivables	13	—
		Loss allowance	(11)	(39)
		Other assets	8	10
		Deposits due to customers	17,123	13,482
		Other liabilities	106	91
	K BANK Co., Ltd.	Loans	4	99
		Account receivables	34	29
		Other assets	1,772	—
		Other liabilities	68,506	84,935
	Others (*)	Loans	71,286	73,940
		Loss allowance	(30)	(124)
		Other assets	870	739
		Deposits due to customers	1,678	1,063
		Other liabilities	160	3

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of September 30, 2022 and December 31, 2021.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month period ended September 30
Related parties		Account title	2022	2021
Associates	W Service Network Co., Ltd.	Other income	25	25
		Interest expenses	7	5
		Fees expenses	410	464
		Other expenses	1,415	1,416
	Korea Credit Bureau Co., Ltd.	Interest expenses	16	4
		Fees expenses	2,776	2,613
		Other expenses	103	—
	Korea Finance Security Co., Ltd.	Interest income	95	58
		Interest expenses	4	2
		Provision for allowance for credit loss	43	—
		Other expenses	42	70
	LOTTE CARD Co., Ltd.	Interest income	77	156
		Fees income	6,667	8,482
		Interest expenses	906	262
		Reversal of allowance for credit loss	13	29
	K BANK Co., Ltd.	Fees income	621	1,506
		Fees expenses	738	467
	Others (*)	Interest income	557	499
		Fees income	4,844	2,316
		Interest expenses	7	9
		Reversal of allowance for credit loss	94	—

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of September 30, 2022 and 2021.

(3)	Major loan transactions with related parties for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	185	183	—	22
	Korea Credit Bureau Co., Ltd.	2	11	12	—	1
	Korea Finance Security Co., Ltd.	3,425	2,394	2,292	—	3,527
	LOTTE CARD Co., Ltd.	3,750	—	2,812	—	938
	K BANK Co., Ltd.	99	304	399	—	4
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	21	41,488
	Woori Zip 1	12,775	—	—	(459)	12,316
	Woori Zip 2	18,132	—	—	(651)	17,481

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the nine-month period ended September 30, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	187	173	—	35
	Korea Credit Bureau Co., Ltd.	1	6	6	—	1
	Korea Finance Security Co., Ltd.	3,440	255	273	—	3,422
	LOTTE CARD Co., Ltd.	7,500	—	2,812	—	4,688
	K BANK Co., Ltd.	104	1,432	1,400	—	136
	Godo Kaisha Oceanos 1	44,036	—	—	164	44,200
	Woori Zip 1	—	13,121	—	—	13,121
	Woori Zip 2	—	18,624	—	—	18,624

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month period September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	450	579	200
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	914	586
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the nine-month periods ended September 30, 2022 and 2021.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2022	December 31, 2021	Warranty
Korea Finance Security Co., Ltd.	733	835	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	78	180	Unused loan commitment
K BANK Co., Ltd.	296	201	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment
Dicustody Co., Ltd.	10	—	Unused loan commitment

As of September 30, 2022 and December 31, 2021, the recognized payment guarantee provisions are 113 million Won and 93 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	September 30, 2022	December 31, 2021	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori G Senior Loan General Type Private Investment Trust No.1	—	14,284	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	37,799	39,458	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,828	11,109	Securities purchase commitment
Union Technology Finance Investment Association	—	2,250	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	—	195	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	—	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	859	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	375	425	Securities purchase commitment
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	39	669	Securities purchase commitment
BTS 2nd Private Equity Fund	6,974	—	Securities purchase commitment

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the for the nine-month periods ended September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
Related parties	Investment and others(*)	Recovery and others(*)
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
WOORI Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori Long-term government bond securities Investment Trust No.1	—	1,951
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2(Bond Mixed)	200	—
Woori 2024 Maturity Securities Investment Trust 1(Bond)	200	—
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	630	—

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

	For the nine-month period ended September 30, 2021
Related parties	Investment and others(*)	Recovery and others(*)
Woori China Mainland Objective Convertible Securities Investment Trust No. 1 (FOF)	—	312
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Corporate Private Securities Fund 1(Bond)	—	9,513
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.1	200	208
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.2	200	209
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	568
Woori BIG2 Securities Investment Trust(Balanced Bond)	200	—
Woori Smart Balance Securities Investment Trust (Stock)	500	—
Woori Smart New Deal 30 Target Return Securities Investment Trust 3(Balanced Bond)	200	—
Woori ACE Public Offering stock Alpha Securities Investment Trust (Bond Mixed)	200	—
Woori G IGIS Securities Investment Trust [Bond] C(F)	—	1,306
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	—	1,064
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	301	—

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Short-term employee salaries	16,961	15,542
Retirement benefit service costs	659	642
Share-based compensation	1,683	4,122

Total	19,303	20,306

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 4,361 million Won and 3,821 million Won, as of September 30, 2022 and December 31, 2021, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 10,032 million Won and 11,542 million Won, respectively, as of September 30, 2022 and December 31, 2021.

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	September 30, 2022
	Total investment in lease	Net investment in lease
Within one year	147,626	134,517
After one year but within two years	219,276	204,345
After two years but within three years	350,693	323,637
After three years but within four years	503,666	455,783
After four years but within five years	423,484	365,233
After five years	30	29

Total	1,644,775	1,483,544

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Total investment in lease	1,644,775	1,298,516
Net investment in lease	1,483,544	1,173,565
Present value of minimum lease payments	1,483,544	1,173,565
Present value of unguaranteed residual value	—	—

Unearned interest income	161,231	124,951

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Prepaid lease assets	6,217	4,579
Operating lease assets
Acquisition cost	3,177,677	2,299,968
Accumulated depreciation	(678,105)	(521,660)
Net carrying value	2,499,572	1,778,308

Total	2,505,789	1,782,887

②	The details of changes in operating lease assets as of September 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	September 30, 2022	September 30, 2021
Beginning balance	1,778,308	1,116,175
Acquisition	1,078,066	629,326
Disposal	(95,834)	(69,984)
Depreciation	(280,931)	(177,592)
Others	19,963	11,609

Ending balance	2,499,572	1,509,534

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Within one year	539,016	377,153
After one year but within two years	497,126	347,539
After two years but within three years	399,141	262,176
After three years but within four years	271,609	170,391
After four years but within five years	101,389	79,555

Total	1,808,281	1,236,814

④	There is no adjusted lease payments recognized as profit or loss for the nine-month periods ended September 30, 2022 and 2021.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2022	December 31, 2021
Lease payments
Within one year	148,844	151,259
After one year but within five years	145,901	155,707
After five years	38,601	38,275

Total	333,346	345,241

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Total cash outflows from lease	141,619	135,532

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2022	2021
Lease payments for short-term leases	1,101	1,191
Lease payments for which the underlying asset is of low value	991	1,039

Total	2,092	2,230

Variable lease payments that were not included in the measurement of lease liabilities for the nine-month periods ended September 30, 2022 were 2,162 million Won.

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 15,880 million Won, to reflect changes in lease payments arising from the rent concession.

41.	BUSINESS COMBINATION

The Group acquired 82.03% of its stake in PT Batavia Prosperindo Finance Tbk, an Indonesian listed company, to enter the local financial industry in Indonesia, and changed its name to PT Woori Finance Indonesia Tbk.

As of the acquisition date, the transfer price, acquisition assets, liabilities, and non-controlling interests related to the business combination are as follows (Unit: Korean Won in millions):

Amount
Fair value of transfer price
Cash	130,424
Amount recognized as assets and liabilities
Cash and cash equivalents	5,607
Financial assets at amortized cost	95,587
Other assets	24,096
Debentures	25,932
Other liabilities	10,150
Fair value of identifiable net assets	89,208
Non-controlling interests	16,454
Goodwill	57,670